# Varco®

Annual Report 2001




WHAT DRIVES US.



CUSTOMERS. EXCELLENCE. EMPLOYEES. PERFORMANCE.

# CORPORATE PROFILE

Varco International, Inc. is the world's leading provider of innovative technologies and services that solve oilfield challenges. For nearly a century, Varco has been the industry leader in manufacturing and supplying advanced drilling equipment and rig instrumentation, oilfield tubular inspection services and internal coating techniques, solids control systems and services, and coiled tubing and pressure control equipment for both land and offshore drilling operations. Varco also provides in-service pipeline inspections, manufactures high pressure fiberglass tubulars and sells and rents advanced in-line inspection equipment to makers of oil country tubular goods. Varco International has a global presence with operations across six continents, 49 countries and every major oilfield market in the world. Varco's common stock is traded on the New York Stock Exchange under the symbol "VRC."



TABLE OF CONTENTS

# WHAT DRIVES US.

**CUSTOMERS. EXCELLENCE. EMPLOYEES. PERFORMANCE.**

Values drive Varco International. Customers, excellence, employees and performance are the cornerstones of our success and the foundation for our future.

We are driven to find better ways to serve our customers, developing advanced solutions that turn tough challenges into oilfield opportunities. We strive for excellence in everything we do, continuously improving our processes, services and products. We are dedicated to creating a work environment that maximizes the contributions of all our employees. And we are devoted to providing strong operating and financial performance that rewards our shareholders and our employees, enabling us to put our customers first.

These drivers direct Varco's business decisions and keep us on course, so we can continue delivering value to customers, employees and shareholders well into our next century.

# CONSOLIDATED FINANCIAL AND OPERATING HIGHLIGHTS

| Years ended December 31, (in thousands, except per share data) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Revenues | $1,267,809 | $866,615 | $975,848 | $1,307,681 | $1,070,318 |
| Operating profit | $ 158,126 | $ 60,911 | $ 67,348 | $ 179,062 | $ 180,412 |
| Net income | $ 82,968 | $ 21,055 | $ 29,809 | $ 102,283 | $ 102,979 |
| Basic earnings per common share | $ 0.87 | $ 0.23 | $ 0.33 | $ 1.13 | $ 1.16 |
| Dilutive earnings per common share | $ 0.86 | $ 0.22 | $ 0.32 | $ 1.09 | $ 1.10 |
| EBITDA | $ 238,271 | $144,217 | $134,016 | $ 239,685 | $ 222,865 |
| Earnings per common share before goodwill amortization | $ 0.97 | $ 0.31 | $ 0.41 | $ 1.18 | $ 1.18 |
| Depreciation and amortization | $ 67,900 | $ 56,518 | $ 57,180 | $ 52,972 | $ 43,081 |
| Capital expenditures | $ 65,834 | $ 45,463 | $ 30,729 | $ 78,356 | $ 81,805 |
| Common stockholders' equity | $ 828,314 | $731,983 | $694,245 | $ 658,441 | $ 553,232 |

**REVENUES**
(DOLLARS IN MILLIONS)


$1,070.3
$1,307.7
$975.8
$866.6
$1,267.8
1997
1998
1999
2000
2001

**NET INCOME**
(DOLLARS IN MILLIONS)


$103.0
$102.3
$29.8
$21.1
$83.0
1997
1998
1999
2000
2001

**EARNINGS PER SHARE**
(DOLLARS)


$1.10
$1.09
$0.32
$0.22
$0.86
1997
1998
1999
2000
2001

**OPERATING PROFIT**
(PERCENT)


16.9%
13.7%
6.9%
7.0%
12.5%
1997
1998
1999
2000
2001

**EBITDA**
(PERCENT)


20.8%
18.3%
13.7%
16.6%
18.8%
1997
1998
1999
2000
2001

**R & D EXPENSE**
(DOLLARS IN MILLIONS)


$31.7
$47.3
$40.1
$32.1
$46.6
1997
1998
1999
2000
2001

**TOTAL ASSETS**
(DOLLARS IN MILLIONS)


$1,157.3
$1,259.1
$1,131.3
$1,077.0
$1,429.1
1997
1998
1999
2000
2001

**SHAREHOLDERS' EQUITY**
(DOLLARS IN MILLIONS)


$553.2
$658.4
$694.2
$732.0
$828.3
1997
1998
1999
2000
2001

**RETURN ON AVERAGE EQUITY**
(PERCENT)


21.3%
16.9%
4.4%
3.0%
10.6%
1997
1998
1999
2000
2001

# TO OUR FELLOW SHAREHOLDERS

2001 marked Varco International's 93rd year of turning advanced technology and superior customer service into operating performance. We delivered across the board during 2001, our first full year as a consolidated corporation following the merger of Varco and Tuboscope in May 2000.

Guided by the Varco drivers – customers, excellence, employees and performance – we continued to build upon our competitive advantages in all four of our businesses. We believe that our operating results validate our merger strategy and operating plans. We continued to successfully build our complementary businesses into a strong franchise through fifteen strategic acquisitions, several facilities consolidations and expansions and the dedicated efforts of our 8,000 employees.

All four Varco business groups improved their financial performance year-over-year, with Coiled Tubing and Wireline Products, Tubular Services and Drilling Services delivering outstanding results. Despite a softening market, we closed the year with an increased capital equipment backlog and a strong balance sheet.

For 2001, Varco recorded revenues of \$1,267.8 million, up 46 percent from \$866.6 million in 2000. Operating profit, excluding non-recurring charges in both years, increased 99.6 percent to \$174.6 million in 2001, compared to \$87.5 million for the prior year. Before certain merger, transaction and litigation expenses from both periods, we realized net income during 2001 of \$93.7 million, or \$0.97 per fully diluted share, more than double 2000 net income of \$43.5 million, or \$0.46 per diluted share.



**George Boyadjieff, left, and John F. Lauletta**

Strategic acquisitions continue to be a key component of Varco's growth, as we pursue opportunities that either expand our product and service offerings or consolidate our market leadership in certain segments. We completed fifteen acquisitions during 2001, strengthening every Varco business group and investing in our ongoing success.

Varco International's internal growth results from our employees doing their jobs to the best of their ability – selling more products, building products well, developing new technology and services, and continuously improving processes in all areas of our business.

For example, the Morinoak International Limited Group (MIL) acquisition, gave us the capability to provide integrated rig packages. As a result of this acquisition we can now build drilling rigs as well as the leading-edge equipment required to operate them. The addition of Quality Tubing, Inc. marked Varco's entry into the coiled tubing manufacturing business, while our acquisition of the Elmar Group significantly strengthened Varco's leading status in coiled tubing and wireline equipment. The Fibercast acquisition enhanced Varco's competitive positioning in tubular services corrosion control, and the Chimo Equipment Ltd. acquisition expanded Varco's geographic presence and its e-drill™ capabilities for Internet-enabled monitoring and control of remote rig operations.

Varco's internal growth results from our employees doing their jobs to the best of their ability – selling more products, building products well, developing new technology and services and continuously improving processes in all areas of our business. This type of organic growth has driven Varco's success for many years.

In Canada, for example, we fully integrated the products of the Varco Drilling Equipment Sales group and the expertise of the Tuboscope service organization, forming a new competitive business. In Aberdeen, Scotland, we combined our Brandt and Rigtech Solids Control group in a new single-site design, engineering and manufacturing facility, the only one of its kind in the Eastern Hemisphere. Our sales and marketing groups came together with a common goal, totally focused on the needs of our customers and the values that drive Varco.

We continued to expand our global presence and product diversity with coiled tubing, wireline and solids control projects in Russia, China, Canada and Venezuela. We constructed a new tubular coating plant in Batam Island, Indonesia, and moved our solids control group into a new, state-of-the-art facility in Aberdeen.

During 2001, Varco also was busy deploying the technology we sold the previous year. We delivered two significant industry innovations that Varco developed in 2000 – our AC Drawworks System and the Varco Integrated Control and Information System (V-ICIS™) – for a new land rig, as well as most of the XLI drilling equipment package to the Maersk project, believed to be the most advanced harsh environment jackup rig.

Our equipment performed at top levels across the board, from our new HS-2172 Centrifuge to our 660 Direct Fired Nitrogen Units. And we broke our own records. We sold more than 100 Top Drive Drilling Systems during 2001, surpassing Varco's previous record set in 1997. Due to demand for our top drives and other value-added technologies that Varco provides, 2001 was the biggest year





in our history for the sale of our equipment into the land rig market.

We continued Varco's tradition of developing advanced technology to improve drilling performance and efficiency in 2001, introducing the TruView™ Professional multi-inspection software tool for pipeline integrity management, the Thermal Oil Recovery (THOR™) System, the Brandt® VSM-300, Automated Shaker Control (ASC), Remote Manual Gate Control, and the Dual Train Slurrification Package.

During the year, we proved once again that Varco can seize opportunity and adapt to market demands. Our people rose to the occasion, responding to customer needs with bottom-line performance that far exceeded the benefits we would have realized from favorable market conditions alone.

Varco is value driven. We are creating a company that rewards our customers, our shareholders and our employees. We are never satisfied with the status quo. We provide an environment that encourages our employees to reach performance goals that seem impossible – and our people keep raising the bar.

It is in this tradition of excellence that Varco enters 2002, investing in a solid future and driven to create value. We start the year with a strong backlog, low cost structure and a strong balance sheet that allow us to capitalize on our worldwide franchises as we continue our strategic growth. We have proven during the nearly 100 years of our history that we have the capability to perform well in a challenging environment, turning uncertainty into opportunity in preparation for the market's upside potential.

2002 will not be any different for Varco. We plan to continue improving our processes, services and products; seizing opportunities; and diversifying our business in the future – just as we did in 2001.

We feel very privileged to be part of creating a company that believes in real value and delivers it every day. Thank you for your support and for sharing the Varco vision.

**John F. Lauletta**
*President and Chief Operating Officer*

**George Boyadjieff**
*Chairman and Chief Executive Officer*

March 18, 2002





# WHAT DRIVES US: CUSTOMERS





Customers | Our customer needs drive how we organize our business, develop strategies and solve problems.

"Putting customers in the driver's seat has made Varco the market leader in each of our major product lines. Our technology innovations continue to set industry firsts as we work with customers to turn tough challenges into oilfield opportunities."

Paul Wanderski
*Director of Engineering and Manufacturing*
*M/D Totco Instrumentation*

# DRILLING EQUIPMENT SALES

Meeting customer needs with innovative drilling equipment and services has long been a Varco tradition. Customers have come to rely on us for the latest and most efficient drilling technology on land and offshore. Over the years, Varco's contributions have changed the way the industry drills oil and gas wells, dramatically improving drilling productivity, safety and performance.

Today, Varco supplies most of the advanced equipment used to operate new rigs and, with the acquisition of the MIL Group in 2001, can now design and fabricate the derricks and substructures as well. This strategic move gives Varco the competitive capability to provide integrated rig packages, benefiting customers with better functionality and coordination between rig systems and structures.



The 2001 MIL Group acquisition gives Varco the competitive advantage to provide complete drilling rig packages, from designing and building derricks and substructures to fabricating the advanced equipment required to operate them.

## Acquisitions

During 2001, Varco enhanced its Drilling Equipment Sales product depth with four acquisitions. Foremost, we acquired the MIL Group, a leading supplier of derricks, substructures and other structural drilling rig components. MIL has fabrication facilities in Great Yarmouth, England, and in Aberdeen, Scotland. With MIL's capabilities, Varco can provide a wide range of construction services to international drilling contractors, such as rig upgrades, project management, engineering support, inspection and refurbishment – including modifying existing rigs to accommodate Varco drilling equipment.

We also licensed innovative technology related to a Continuous Circulation System, which Varco hopes to commercialize to improve deepwater drilling operations by permitting operators to continue circulating drilling fluids while making drillpipe connections.

## AC Top Drive

Since its inception, Varco continually has improved on its own products. Most recently, Varco has applied AC technology to provide customers with what they need: more rig reliability and drilling performance at less cost. Already the market leader in Top Drive Drilling Systems (TDS) since their



V-ICIS, the Varco Integrated Control and Information System, centralizes control of automated rig components in a single console, enabling rig personnel to direct drilling functions and monitor data to maximize drilling parameters, efficiency and safety.

introduction in 1982, Varco developed a completely new version called the AC Top Drive in 2000. This Internet-enabled TDS with its AC capability gained substantial market acceptance in 2001, helping Varco to break its own top drive sales record set in 1997.

## AC Drawworks

Another AC Varco system, the automated AC Drawworks, made its debut in 2001. One of the most significant advances in drawworks design during the past three decades, this innovative hoisting system for new-build rigs and fleet retrofits improves drilling efficiency, cost-effectiveness, speed and safety. Varco delivered its first AC Drawworks to the Maersk XLI advanced new-build jackup rig in 2001.

## V-ICIS™

The Varco Integrated Control and Information System (V-ICIS), still the most dramatic advance in computer-assisted drilling, has strengthened Varco's leading position in drilling control systems. Developed by Varco in 1997, V-ICIS centralizes control of automated drilling rig components in a single console, so rig personnel can direct drilling functions and monitor data to maximize drilling parameters, efficiency and safety. Varco delivered its first V-ICIS-ED control system for a new-build land rig in 2001.

## VTEC

The newest state-of-the-art Varco Technical Education Center (VTEC) was completed in Houston during 2001. Dedicated to training customers and employees on Varco field equipment, the 12,500-square-foot facility joins other VTEC training centers in Aberdeen, Singapore and Austin, Texas. Courses are conducted in an electronics lab, drill floor equipment room, heavy equipment workshop, interactive Pipe Racking System simulator, and a computer training theater. Worldwide, Varco is committed to hands-on training that meets customer needs and improves their proficiency on our equipment.

"We're leaders because we're focused on our customers. We listen to them and then deliver the solutions they need."







## WHAT DRIVES US:

# EXCELLENCE





| Excellence | Our drive for excellence is shown by our continuous improvement in processes, services and products. |
|---|---|

"We're driven to succeed, so we're never satisfied with less than the best. That means always striving to improve Varco's processes, services and products. Excellence is part of everything we do, and our continued success shows it."

Kathy Sun
*General Manager, STAR Fiberglass Harbin*

# TUBULAR SERVICES

Varco International is the world's largest supplier of inspection and internal coating applications for oilfield tubulars. These services become critically important when efficiency and performance count, as they do in today's challenging drilling and pipeline environments.



Hardbanding, being applied here in our Aberdeen, Scotland facility, provides tool joint protection for the drilling string as well as helping to prevent casing wear.

Tuboscope invented tubular inspection technology in the 1930s, internal corrosion control coatings in 1949, and in-place pipeline pigging inspection tools in 1965. Since then, we have maintained our leading market position, providing inspections, coating applications, inventory management and storage for more miles of tubulars than anyone else in the industry. These services extend tubing and drill pipe life, increase tubular integrity and throughput, which lowers pumping costs and improve productivity.

Varco's tubular innovations – internal plastic coating applications, composite and thermoplastic tubulars and fittings, and tubular inspection techniques – are still industry standards in quality, cost-effectiveness and technological superiority. Our coating plants are located around the world in Texas, Louisiana, Oklahoma, Canada, Scotland, Germany, France, Singapore, Japan, Indonesia and Argentina.

Varco also designs, develops and operates one of the industry's largest pigging tool inspection fleets, using sophisticated electronic instrumentation to detect defects before they cause problems that can result in environmental problems, higher costs and safety hazards.

Tubular Services continued to expand during 2001 with construction of a new coating plant in Batam, Indonesia; consolidation of strategic fiberglass product acquisitions, which tripled our revenue base; and development of advanced tubular inspection technology.



Varco's new tubular services plant in Canada is part of an international network that supplies tubular inspections, coating applications, inventory management and storage to customers around the world.

## Acquisitions

Varco strengthened its leading position in fiberglass coating applications in 2001 with the acquisition of Oklahoma-based Fibercast, which manufactures fiberglass pipe and fittings, combining the business with our fiberglass pipe product lines under the Smith Fibercast name. During the year, Varco realized the benefits of its late 2000 purchase of Smith Fiberglass Products, further enhancing Varco's competitive positioning in tubular services corrosion control with premium composite pipe and fittings.

## TruView™ Professional

In 2001, Varco introduced another tubular inspection first – TruView Professional software. This powerful analysis, support and risk assessment tool combines Global Positioning System (GPS), Inertial Navigation System (INS) and Global Inspection System (GIS) intelligence with existing pipeline inspection data to assist operators in pinpointing damage and taking corrective action. Our new multiple survey inspection tools are the only pipeline inspection techniques capable of delivering this much information in a single run with no product flow disruption, helping pipeline companies improve uptime and comply more efficiently with new pipeline integrity regulations.

## Truscope®

The only truly high-speed, full-bodied ultrasonic inspection system on the market today, Truscope was the first major innovation in tubular inspection technology in decades when we introduced it in 1996. Capable of inspecting tubulars at up to 200 feet per minute, Truscope is significantly faster than any other system. Truscope sales continued to increase during 2001, with Varco completing several inspection line installations.

"Varco has a tradition of innovation that is driven by our emphasis on excellence in everything we do."


Safety
Varco
Quality



# WHAT DRIVES US: EMPLOYEES







Employees | We are driven to provide a work environment that maximizes the contribution of all our employees.

"Employees are the driving force behind Varco's success. Varco employees listen to customers and then deliver the solutions they need. We are totally focused on our customers and the values that drive Varco. That's what makes us leaders."

Daniel Ayoung
*Regional Manager, Latin America, Drilling Services*

# DRILLING SERVICES

Varco International is the leader in solids control technology and instrumentation for drilling rigs, from flowline to disposal, specializing in cost-effective solutions that maximize drilling efficiency, optimize waste management, and minimize the environmental impact of drilling at rig sites.

We offer a wide range of equipment, such as shale shakers and centrifuges, that separates cuttings and other solids from drilling fluids so that expensive, high-performance fluids can be recirculated in the well. Varco holds 24 patents in solids control technology and has applied for more than three dozen others.



Varco's new mobile Thermal Oil Recovery System (THOR), which improves emission efficiency, reduces downtime and lowers maintenance costs, is scheduled for shipment to Egypt in 2002.

Varco also provides a variety of data measurement, transmission and management instruments that precisely measure pressure, force and fluid properties, critical variables that a rig crew must monitor during the drilling process for a successful outcome. Today, our advanced rig instrumentation uses the Internet to access and analyze data on a continuous basis in real time.

Our Drilling Services group had a record year in 2001 due to demand and a number of competitive initiatives. We consolidated the solids control capabilities of Varco and Tuboscope, combined the Aberdeen Rigtech and Brandt groups in the only engineering and manufacturing facility of its kind in the Eastern Hemisphere, strengthened our existing product line with new acquisitions and developed leading-edge solids control packages.

## Acquisitions

The strategic acquisitions of both Chimo Equipment Ltd. and Angelle Construction expanded our existing product offering and global reach. Chimo, the second largest provider of drilling rig instrumentation equipment and services to the Canadian drilling market, extends Varco's revolutionary e-drill capabilities and market presence in the active Canadian drilling market. Louisiana-based Angelle Construction's innovative, patented cuttings transport system complements Varco's flowline-to-disposal product offerings with the Angelle pump.

Other Varco Drilling Services acquisitions completed in 2001 included Alberta Instruments and Wagner Instruments, which manufacture, service and sell quality and reliability instruments for the oil and gas industry from their Canadian and U.S. bases.



The first Varco e-drill Service Center, which opened in Houston during 2001, is staffed by Varco professionals who monitor multiple remote drilling sites simultaneously via the Internet.

## Thermal Oil Recovery System (THOR™)

In 2001, Varco adapted its proprietary Thermal Oil Recovery System (THOR) for worldwide mobility and versatility. Successfully processing cuttings in Colombia for the past three years, THOR dramatically reduces waste transportation, land requirement and removal costs, while complying with the strictest environmental regulations. Varco's new 80-foot trailer-mounted thermal desorption unit, scheduled for delivery to Egypt during the first quarter of 2002, improves emission efficiency, reduces downtime and lowers maintenance costs for oil and gas operations.

## Brandt® VSM-300

Responding to customer needs for breakthrough separation efficiency in 2001, Varco developed the industry's first precision-balanced, elliptical-motion, low-profile cascade shaker. Expected to have a major impact on drilling operations, the Brandt VSM-300 sets a new standard in shaker efficiency and safety, reducing costs, improving flexibility in variable operating conditions, and minimizing environmental impact.

## Automated Shaker Control (ASC)

Varco added automation to further optimize the operating efficiency and performance of the Brandt VSM-300, developing the revolutionary Automated Shaker Control (ASC) in 2001. With ASC, shakers can be monitored and controlled through computers, reducing operating expenses and environmental impact while improving safety and efficiency. During the year, Varco also introduced Remote Manual Gate Control (RGC), which utilizes hydraulic controls rather than automation. Both products already are operating on rigs worldwide.

## Dual Slurrification Package

The world's most advanced drill cuttings slurrification and reinjection package was installed by Varco on a new-build rig in Norway during 2001. Our Dual Slurrification Package comes complete with instrumentation and control capabilities for fully automated or remote manual operations. Capable of being run from the shaker house control room, this Varco advancement minimizes staff requirements as well as exposure to hazardous working environments.

## e-drill™ Service Center

During 2001, Varco opened the first e-drill service center in Houston to support its e-drill rig operations control system, introduced in 2000 so our customers could manage many distant drilling processes remotely from desktop computers through the Internet. These e-drill mission control centers are staffed by Varco professionals who can monitor multiple drilling sites simultaneously. Our leading-edge e-drill package lowers downtime, improves efficiency, reduces operating expenses and improves rig reliability.



WHAT DRIVES US:

# PERFORMANCE







**Performance** | Our drive for strong financial performance rewards our shareholders and our employees.

"Varco is dedicated to being the industry's performance leader. Our innovative products continue to set oilfield standards, and we hold leading market positions in each of our major product lines. We perform for our customers, our shareholders and ourselves, increasing value for everyone."

Ian Sutherland
*Sales Manager, Coiled Tubing and Wireline Products*

# COILED TUBING and WIRELINE PRODUCTS

Varco has transformed oilfield drilling and production with cutting-edge technology and customer support to become the world's leading provider of coiled tubing and pressure control equipment. We continued this tradition in 2001.



The Quality Tubing Inc. acquisition strengthens Varco's industry leadership with the capability to manufacture coiled tubing as well as the specialized equipment required to run it.

Our coiled tubing and wireline solutions help customers reduce costs for drilling new wells and maximize investments in existing wells through a variety of well stimulation, remediation and drilling methods. With Varco's comprehensive line of coiled tubing and wireline products, oil and gas producers can stimulate production of existing wells more quickly, efficiently and safely – usually without bringing a well off-line. As a result, operators can enhance their cash flows without jeopardizing existing production. It is no wonder that coiled tubing technology has been one of the fasting growing technologies in the oilfield over the past two decades.

Customers can access Varco's coiled tubing and wireline products and services virtually anywhere in the world from our facilities in North America, South America, Europe, the Middle East and the Far East.

Strong demand for Varco's coiled tubing technology, four strategic acquisitions, and new product development drove robust growth our Coiled Tubing and Wireline Products group in 2001.

## Acquisitions

Varco completed four acquisitions in 2001 that significantly strengthened our leading market positions in coiled tubing and wireline equipment. With the acquisition of Quality Tubing Inc., Varco marked its entry into coiled tubing manufacturing, giving us the capability to fabricate both the pipe and the specialized equipment required to run it. Quality Tubing Inc. serves its markets from mills in Houston and service centers in Aberdeen and Venezuela.

Our acquisition of Elmar Group Ltd., a leading designer and manufacturer of wireline and pressure control equipment, augments Varco's production depth with facilities in Aberdeen, Australia, Texas, Canada and Dubai. Elmar also is a major provider of perforating gun carriers and tubular services.



A Hydra Rig purpose built trailer mounted coiled tubing unit with an Injector Handling Mast and a combination Nitrogen/Fluid Pump trailer built by Hydra Rig's nitrogen division on-site at its first job.

The acquisition of Oklahoma-based Albin Enterprises Inc., which designs, manufactures, rebuilds and refurbishes high-pressure nitrogen pumping units and related equipment, made Varco the world's major supplier of this advanced technology virtually overnight.

Varco's acquisition of coiled tubing equipment manufacturer Bradon Industries extended Varco's market reach in Canada, providing an outlet in this important market.

## 5000 Series Injectors

Varco's newest injectors, which insert coiled tubing into a well to perform stimulation operations, are lighter and have higher capacity than comparable products on the market. Designed with fewer parts, the 5000 series interiors also are easier to maintain and repair.

## Quick Rig-Up Coiled Tubing Unit

In 2001, we delivered our first Quick Rig-Up Coiled Tubing Unit, which Varco developed in 2000. By eliminating or substantially minimizing the need to spool the tubing, this new coiled tubing reel design dramatically reduces the time required to change a reel and increases operational safety.

## 660 Direct Fired Nitrogen Units

With the acquisition of Albin Enterprises, Varco became the world's major supplier of high-pressure nitrogen pumping units in 2001. This leading-edge technology forces nitrogen into a well through coiled tubing at pressure levels high enough to push contaminants out of the wellbore, stimulating production by optimizing flow.

"Performance is very important to everyone at Varco. That's why we continue to set oilfield standards – we simply outperform the rest."



# CORPORATE DIRECTORY

**BOARD OF DIRECTORS**

**George Boyadjieff**
Chairman of the Board and
Chief Executive Officer
Varco International, Inc.

**George S. Dotson**
President
Helmerich & Payne International
Drilling Co.

**Andre R. Horn**
Chairman Emeritus
Needham & Company, Inc.

**Richard A. Kertson**
Retired Chief Financial Officer
Varco International, Inc.

**John F. Lauletta**
President and Chief Operating Officer
Varco International, Inc.

**Eric L. Mattson**
Chief Financial Officer
Netrail, Inc.

**L.E. Simmons**
President
SCF Partners

**Jeffery A. Smisek**
Executive Vice President – Corporate
Continental Airlines, Inc.

**Douglas E. Swanson**
President and Chief Executive Officer
Oilstates International, Inc.

**Eugene R. White**
Retired Chairman of the Board
Amdahl Corporation

**James D. Woods**
Chairman Emeritus of
Baker Hughes Incorporated



**George Boyadjieff, John F. Lauletta, Richard A. Kertson, Jeffery A. Smisek, George S. Dotson, Douglas E. Swanson, Eric L. Mattson, James D. Woods, L.E. Simmons, Eugene R. White and Andre R. Horn.**

**OFFICERS**

**George Boyadjieff**
Chairman of the Board and Chief Executive Officer

**John F. Lauletta**
President and Chief Operating Officer

**Joseph C. Winkler**
Executive Vice President
Chief Financial Officer and Treasurer
President, Varco Drilling Equipment

**Robert W. Blanchard**
Vice President, Controller and
Chief Accounting Officer

**James F. Maroney, III**
Vice President, Secretary and General Counsel

**Kenneth L. Nibling**
Vice President, Human Resources and
Administration

**Haynes B. Smith, III**
President, Varco Services

**Clay C. Williams**
Vice President, Corporate Development and
Investor Relations

## Table of Contents

MANAGEMENT'S REPORT OF

# FINANCIAL RESPONSIBILITIES

The management of Varco International, Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and other financial information contained in this Annual Report. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system includes a program of financial and operational reviews by a professional corporate staff, internal auditors and the independent auditors. The system is designed to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements. Management believes that, as of December 31, 2001, the Company's internal control system provides reasonable assurance that material errors or irregularities will be prevented or detected within a timely period and is cost effective.

The Board of Directors, through its Audit Committee composed solely of non-employee directors, reviews the Company's financial reporting and accounting practices. The Audit Committee recommends to the Board of Directors the selection of independent auditors and reviews their fee arrangements. It meets periodically with the independent auditors and management to review the financial statements of the Company and to review the work of each and the propriety of the discharge of their responsibilities. The internal auditors and independent auditors have full and free access to the Audit Committee, without management present, to discuss auditing and financial reporting matters.

George Boyadjieff
*Chairman & Chief Executive Officer*

Joseph C. Winkler
*Executive Vice President & Chief Financial Officer*

January 31, 2002

# SELECTED FINANCIAL DATA

The information below is presented in order to highlight significant trends in the Company's results from operations and financial condition.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| (Dollars in thousands, except ratio and per share data) | | | | | |
| **Statement of Income Data:** | | | | | |
| Revenue | $1,267,809 | $ 866,615 | $ 975,848 | $1,307,681 | $1,070,318 |
| Operating profit (1) | 158,126 | 60,911 | 67,348 | 179,062 | 180,412 |
| Net income | $ 82,968 | $ 21,055 | $ 29,809 | $ 102,283 | $ 102,979 |
| Basic earnings per common share | $ 0.87 | $ 0.23 | $ 0.33 | $ 1.13 | $ 1.16 |
| Dilutive earnings per common share | $ 0.86 | $ 0.22 | $ 0.32 | $ 1.09 | $ 1.10 |
| **Other Data:** | | | | | |
| EBITDA(2) | $ 238,271 | $ 144,217 | $ 134,016 | $ 239,685 | $ 222,865 |
| Earnings per common share before goodwill amortization | $ 0.97 | $ 0.31 | $ 0.41 | $ 1.18 | $ 1.18 |
| Ratio of EBITDA to interest expense(3) | 10.9x | 9.4x | 7.1x | 12.0x | 12.3x |
| Ratio of earnings to fixed charges(4) | 5.6x | 3.1x | 3.3x | 7.3x | 8.1x |
| Depreciation and amortization | $ 67,900 | $ 56,518 | $ 57,180 | $ 52,972 | $ 43,081 |
| Capital expenditures | $ 65,834 | $ 45,463 | $ 30,729 | $ 78,356 | $ 81,805 |
| **Balance Sheet Data (end of period):** | | | | | |
| Working capital | $ 423,602 | $ 263,378 | $ 310,175 | $ 290,398 | $ 218,771 |
| Total assets | 1,429,110 | 1,076,982 | 1,131,313 | 1,259,092 | 1,157,296 |
| Total debt | 322,614 | 136,507 | 233,335 | 260,692 | 237,897 |
| Common stockholders' equity | 828,314 | 731,983 | 694,245 | 658,441 | 553,232 |

(1) The 1998 operating profit includes $1.5 million write-off of rental equipment and $0.9 million allowance for abandoned leases and other obligations. Excluding these charges, operating profit was $187.6 million. The 1999 operating profit includes $7.8 million of transaction costs and write-offs associated with the terminated Newpark merger. Excluding these costs, operating profit was $75.2 million. The 2000 operating profit includes $9.7 million of financial advisor fees, $4.3 million of compensation costs, $5.1 million to fully vest employees participating in the Executive Stock Match program, $3.5 million in equipment rationalization charges and $3.9 million of other transaction costs associated with the Varco Merger. Excluding these costs, operating profit was $87.5 million. The 2001 operating profit includes $16.5 million of litigation costs. Excluding these costs, operating profit was $174.6 million.

(2) "EBITDA" means earnings before interest, taxes, depreciation, amortization, restructuring charges, write-off of long-lived assets, merger and transaction costs, litigation costs and extraordinary items and should not be considered as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of the Company's operating performance or as a measure of liquidity. The Company believes EBITDA is a widely accepted financial indicator of a company's ability to service debt.

(3) Ratio of EBITDA to interest expense represents an industry ratio that provides an investor with information as to the Company's current ability to meet its interest costs.

(4) For the purpose of this calculation, "earnings" consist of net income (loss) before income taxes, write-off of long-lived assets, transaction costs, litigation costs, restructuring charges, extraordinary items, and fixed charges. "Fixed charges" consist of interest expense and amortization of debt discount and related expenses believed by management to be representative of the interest factor thereon.

# RESULTS OF OPERATIONS AND FINANCIAL CONDITION

## GENERAL

### Business Combination – Merger

On May 30, 2000, the stockholders of Tuboscope Inc. (the "Company") and Varco International, Inc. ("Varco") approved the merger (the "Merger") of Varco into the Company through an exchange of .7125 shares of the Company's stock for each share of Varco. In connection with the Merger, the Company changed its name to Varco International, Inc. and its New York Stock Exchange (NYSE) symbol from "TBI" to "VRC".

The Merger has been accounted for as a pooling of interests and accordingly all prior periods consolidated financial statements have been restated to include the combined results of operations and financial condition. The following management's discussion and analysis of results of operations and financial condition is based upon such combined results.

The Company is organized based on the products and services it offers. In connection with the Merger, the Company reorganized into four principal business segments: Drilling Equipment Sales, Tubular Services, Drilling Services, and Coiled Tubing & Wireline Products. See Note 12 of Notes to the Consolidated Financial Statements.

### Operating Environment Overview

The Company's results are dependent on the level of worldwide oil and gas drilling and production activity, the prices of oil and gas, capital spending by other oilfield service companies and drilling contractors, pipeline maintenance and construction activity, and worldwide oil and gas inventory levels. Key industry indicators for the past three years include the following:

| | 2001* | 2000* | 1999* | % 2001 v 2000 | % 2000 v 1999 |
|---|---|---|---|---|---|
| **Rig Activity:** | | | | | |
| U.S. | 1,155 | 916 | 623 | 26.1% | 47.0% |
| Canada | 342 | 353 | 246 | (3.1%) | 43.5% |
| International | 745 | 652 | 588 | 14.3% | 10.9% |
| Worldwide | 2,242 | 1,921 | 1,457 | 16.7% | 31.8% |
| **Workover Rig Activity:** | | | | | |
| U.S. | 1,211 | 1,056 | 835 | 14.7% | 26.5% |
| Canada | 342 | 342 | 253 | — | 35.2% |
| North America | 1,553 | 1,398 | 1,088 | 11.1% | 28.5% |
| West Texas Intermediate Crude prices (per barrel) | $25.93 | $30.34 | $19.20 | (14.5%) | 58.0% |
| Natural Gas Prices ($/mbtu) | $ 3.97 | $ 4.32 | $ 2.33 | (8.1%) | 85.4% |

* Averages for the years indicated. The source for rig activity information was Baker Hughes Incorporated ("BHI"), and the source for oil and gas prices was Department of Energy, Energy Information Administration (www.eia.doe.gov) for 2000 forward and The Wall Street Journal for 1999.

Oil prices remained strong during the first three quarters of 2001, averaging $27.78 per barrel of West Texas Intermediate Crude during that time period. While each of the first three quarters of 2001 resulted in a sequential decline in the price of West Texas Intermediate Crude, the most significant quarterly decline in 2001 oil prices occurred in the fourth quarter which dropped 24% from the average price in the third quarter of 2001. Natural gas prices in 2001, however, began to decline in the second quarter of 2001 (off 31% from the first quarter 2001) and continued to drop in the third and fourth quarter of 2001. The decline in oil and gas prices was the result of a weakening worldwide economy during the second half of 2001.

The strong oil prices for the majority of 2001 led to an increase in rig activity in the U.S. (26% increase) and international (14% increase) markets. The improvements in rig activity had a significant impact on the Company's results of operations as operating profit (excluding merger, transaction, and litigation costs) was up 100% in 2001 compared to 2000, increasing from $87.5 million to $174.6 million. The increase in activity levels combined with 15 acquisitions in 2001 favorably impacted all four of the Company's main business segments as 2001 revenue was up 40%, 42%, 26%, and 142% over 2000 revenue in the Drilling Equipment Sales, Tubular Services, Drilling Services, and Coiled Tubing & Wireline Products business segments, respectively.

The following table details the U.S., Canada, and International rig activity and West Texas Intermediate Oil prices for the past three years on a quarterly basis:

**Industry Trends**
*Rig Counts and Oil Prices*



Total Number of Rigs
West Texas Int. (Price per Barrel)
2,500
2,000
1,500
1,000
500
0
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
1Q99 2Q99 3Q99 4Q99 1Q00 2Q00 3Q00 4Q00 1Q01 2Q01 3Q01 4Q01


| | 1Q99 | 2Q99 | 3Q99 | 4Q99 | 1Q00 | 2Q00 | 3Q00 | 4Q00 | 1Q01 | 2Q01 | 3Q01 | 4Q01 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Total Rigs | 1,462 | 1,224 | 1,462 | 1,683 | 1,826 | 1,716 | 1,988 | 2,159 | 2,379 | 2,240 | 2,318 | 2,030 |
| Canada | 290 | 104 | 254 | 337 | 480 | 245 | 314 | 375 | 515 | 252 | 320 | 278 |
| US | 552 | 523 | 643 | 775 | 770 | 842 | 980 | 1,073 | 1,140 | 1,237 | 1,241 | 1,004 |
| International | 620 | 597 | 565 | 571 | 576 | 629 | 694 | 711 | 724 | 751 | 757 | 748 |
| W. TX Int. ($) | 12.97 | 17.64 | 21.68 | 24.50 | 28.82 | 28.82 | 31.74 | 31.98 | 28.81 | 27.92 | 26.62 | 20.36 |

**Source: Rig count: BHI**
***West Texas Intermediate Crude Price:* Department of Energy, Energy Information Administration (www.eia.doe.gov) for 2000 forward and The Wall Street Journal for 1999.**

U.S. Rig activity at February 15, 2002 was 815, a decrease of 8.1% from 887 at December 28, 2001. Compared to February 16, 2001, U.S. rig activity has declined by 28.9%. These declines are forecasted to continue in the first half of 2002, which is expected to have an adverse impact on the Company's operations, during the first half of 2002, especially in the Tubular Services and Drilling Services business segments.

## ☐ RESULTS OF OPERATIONS

**Year Ended December 31, 2001 vs Year Ended December 31, 2000**

**Revenue.** Revenue for the year ended December 31, 2001 was $1,267.8 million, an increase of $401.2 million, or 46.3%, from revenue of $866.6 million for the year ended December 31, 2000. The increase in revenue was primarily the result of the worldwide increase in rig activity (especially in the U.S.), 15 acquisitions completed in 2001, and the 2001 shipment of several large drilling equipment orders which were originally ordered in 2000.

The following table summarizes the Company's revenue by operating segment in 2001, 2000, and 1999 (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Drilling Equipment Sales | $ 395,550 | $ 283,360 | $ 504,245 |
| Tubular Services | 352,624 | 248,099 | 194,929 |
| Drilling Services | 314,272 | 250,229 | 202,518 |
| Coiled Tubing & Wireline Products | 205,363 | 84,927 | 74,156 |
| | $ 1,267,809 | $ 866,615 | $ 975,848 |

Revenue from the Company's Drilling Equipment Sales in 2001 was $395.6 million, an increase of $112.2 million (39.6%) compared to 2000. This increase was due primarily to the 2001 shipment of several large orders placed in 2000. The 2001 results included $27.9 million of revenue related to the projects for Maersk (Hyundai Heavy Industries). In addition, 2001 results included a record year for shipment of top drive systems, as 59 were shipped. New orders for 2001 were $545.9 million, an increase of $230.2 million (72.9%) over 2000. Backlog at December 31, 2001 for the Drilling Equipment Sales group was $251.5 million, an increase of 185.5% over December 31, 2000 backlog of $88.1 million. The increase in orders and backlog was due to an increase in 2001 drilling activity, the receipt of several large rig orders, and a record number of orders for top drive systems. However, backlog at December 31, 2001 was actually down from backlog at September 30, 2001 of $274.3 million (8.3%). The recent decline in backlog was reflective of the declining market activity in the fourth quarter of 2001. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

Revenue from the Company's Tubular Services was $352.6 million in 2001, an increase of $104.5 million (42.1%) over 2000 results. U.S. inspection and coating revenue increased $25.4 million (30%) over 2000 results due to increased U.S. rig activity. Also, the Company's Eastern Hemisphere inspection and coating revenue increased by $13.7 million due to the increase in international activity. In addition, this segment's fiberglass tubular operations revenue was up $59.7 million due to greater activity levels and the impact of acquisitions completed late in 2000 and in July of 2001. Revenue from the Company's pipeline inspection operation increased by $6.7 million due to greater demand for pipeline inspection in the U.S.

Drilling Services revenue was $314.3 million in 2001, an increase of $64.0 million (25.6%) over 2000 results. U.S. Solids Control revenue increased $13.2 million (43%) in 2001 compared to 2000 due to a strong U.S. market. In addition, the Company benefited from strong markets and revenue growth in Latin America (up $10.4 million) and the Eastern Hemisphere (up $33.8 million). Also, the Company's instrumentation business increased $20.4 primarily due to two acquisitions in Canada in 2001.

Coiled Tubing and Wireline Products revenue was $205.4 million in 2001, an increase of $120.4 million (141.8%) over 2000 results. The increase was due mainly to greater sales of coiled tubing units and pressure control equipment, and the January 2001 acquisition of Quality Tubing Inc. In addition, the first half 2001 acquisition of Bradon Industries Ltd. in Canada and Albin's Enterprises, Inc. in Oklahoma, and with the third quarter 2001 acquisition of Elmar Services Ltd. in the UK also contributed to the revenue growth. Backlog for this segment was at $55.9 million at December 31, 2001 compared to $61.2 million at December 31, 2000, a decline of 8.7% and an additional indication of the recent decline in the market.

**Gross Profit.** Gross profit was $373.5 million (29.5% of revenue) in 2001 compared to $239.6 million (27.6% of revenue) in 2000. The increase in gross profit dollars was due to the greater revenue in 2001 discussed above. The increase in gross profit percentages was due to strong operating leverage in Tubular Services, Drilling

Services, and Coiled Tubing and Wireline Products. These strong operating leverages more than offset lower margins from the Drilling Equipment Sales group which was caused by higher engineering costs on certain large sales of drilling equipment units in 2001.

**Selling, General, and Administration Costs.** Selling, general, and administrative costs were $152.3 million in 2001, an increase of $32.3 million (27%) over 2000 costs of $119.9 million. The increase was due primarily to the 15 acquisitions completed in 2001 and greater selling costs associated with a 46% increase in revenue. As a percent of revenue, selling, general, and administrative costs were 12.0% of revenue in 2001 compared to 13.8% of revenue in 2000.

**Research and Engineering Costs.** Research and engineering costs were $46.6 million in 2001, an increase of $14.5 million (45%) compared to 2000 results. The increase was primarily due to greater costs in the Drilling Equipment Sales group, the fifteen acquisitions completed in 2001 and one acquisition completed late in 2000.

**Merger, Transaction, and Litigation Costs.** Merger, transaction, and litigation costs were $16.5 million and $26.6 million for the years ended December 31, 2001 and 2000, respectively. During the second quarter of 2001 the Company engaged in a court ordered mediation and as a result recorded a $16.5 million charge concerning a patent litigation matter, which has subsequently been settled (see Item III Legal Proceedings). The 2000 merger and transaction costs included financial advisor fees, full vesting of executive stock matching awards and employment retirement benefits, equipment rationalization write-offs, certain costs related to employment contracts, and legal, accounting, and printing costs associated with the Merger.

**Operating Profit.** Operating profit was $158.1 million for 2001 compared to $60.9 million for 2000. Excluding merger, transaction, and litigation costs, operating profit as a percentage of revenue was 13.8% in 2001 compared to 10.1% in 2000. The improvement in both operating profit dollars and percentages was due to greater revenue and a favorable product mix in 2001 compared to 2000.

**Interest Expense.** Interest expense was $21.8 million in 2001 compared to $15.3 million in 2000. The increase in interest expense was due to greater average outstanding debt balances as a result of the $200.0 million Senior Notes issued in the second quarter of 2001.

**Other Expense (Income).** Other expense includes interest income, foreign exchange losses and gains, and other expense (income). Net other expense was $4.3 million in 2001 compared to other income of $0.2 million in 2000. The increase in other expense was due mainly to the permanent impairment of an investment and lower interest income related to less excess cash on hand in 2001 than 2000.

**Provision for Income Taxes.** The Company recorded a tax provision of $49.1 million (37.2% of pre-tax income) and $24.8 million (54.1% of pre-tax income) for the years ended December 31, 2001 and 2000, respectively. These tax provisions were higher than the domestic tax rate of 35%, due to deductions not allowed under domestic and foreign jurisdictions related to merger and transaction costs, and goodwill amortization and to foreign earnings subject to tax rates differing from domestic rates.

**Net Income.** Net income was $83.0 million and $21.1 million for 2001 and 2000, respectively. The increase in net income was due to the factors discussed above.

**Year Ended December 31, 2000 vs Year End December 31, 1999**

**Revenue.** *Revenue for the year ended December 31, 2000 was $866.6 million, a decrease of $109.2 million* from the year ended December 31, 1999. The decrease was due to a $220.9 million decline in revenue for Drilling Equipment Sales, which reported revenue of $504.2 million in 1999. The decline in Drilling Equipment

Sales was a result of a strong 1999, which included the shipment of orders placed during the last new rig construction cycle in 1997 and the first half 1998. This decline was partially offset by increased revenue in Tubular Services, Drilling Services, and Coiled Tubing and Wireline Products, which benefited from the upturn in the oil and gas industry discussed above.

Revenue from the Company's Drilling Equipment Sales in 2000 was $283.4 million, a decline of $220.9 million (43.8%) compared to 1999 due to lower orders in 1999 which resulted in a decline in 2000 shipments of equipment for upgrading, conversion, and new construction of offshore drilling rigs, particularly floating rigs that are capable of drilling in water depths exceeding 3,000 feet. However, new orders for 2000 increased $75.9 million (31.5%) over 1999. Backlog at December 31, 2000 for Drilling Equipment Sales was $88.1 million, an increase of $32.3 million (58.0%) compared to $55.7 million at December 31, 1999. The increase in new orders and backlog was due to an increase in worldwide drilling activity, and the receipt of a $25 million order from Maersk. In accordance with industry practice, orders and commitments generally are cancelable by customers at any time.

Revenue from the Company's Tubular Services was $248.1 million in 2000, an increase of $53.2 million (27.3%) over 1999 results. The increase reflected the change in North America rig activity, which was up 46.0% in 2000 over 1999. The majority of the revenue increase was attributable to North America inspection and coating revenue which was up $33.3 million (46.8%) in 2000 over 1999. Also, this segment's fiberglass tubular operations approximately doubled in 2000 compared to 1999 (up $15.4 million). Eastern Hemisphere operations, which include Europe, Middle East, Africa, and Far East operations, increased over the prior year as result of greater coating operations in the European and Far East coating plants and greater European inspection revenue.

Drilling Services revenue was $250.2 million, an increase of $47.7 million (23.6%) over 1999 results. The increase in North America rig activity also had a favorable impact on the Company's Drilling Services revenue, as the majority of the revenue increase was in the North America rental and services business for both the segment's Solids Control and Instrumentation operations. Latin America revenue was also strong as Solids Control revenue in that area increased 59.4% from $40.9 million in 1999.

Coiled Tubing and Wireline Products revenue was $84.9 million, an increase of $10.8 million (14.5%) compared to 1999 revenue of $74.2 million. The increase was primarily attributable to greater sales of coiled tubing pressure equipment for 2000 compared to 1999. Backlog for this segment was at $61.2 million at December 31, 2000, an increase of 241.9% over December 31, 1999 backlog of $17.9 million.

**Gross Profit:** Gross profit was $239.6 million (27.6% of revenue) in 2000 compared to $250.5 million (25.7% of revenue) in 1999. Gross profit dollars were down due to lower revenue in 2000. The increase in gross profit percentages was due to strong operating leverage in Tubular Services, Drilling Services, and Coiled Tubing and Wireline products. Cost reductions implemented in the Drilling Equipment Sales product group in 2000 offset some of the impact that the decline in revenue had on gross profit percents.

**Selling, General, and Administrative Costs.** Selling, general, and administrative costs were $119.9 million in 2000, a decrease of $15.3 million (11.3%) compared to 1999 results. Selling, general, and administrative costs were down primarily in Drilling Equipment Sales in 2000 compared to 1999 as a result of lower revenue. In addition, the Company incurred severance costs throughout 1999 in response to market conditions, which did not repeat in 2000.

**Research and Engineering Costs.** Research and engineering costs were $32.1 million in 2000, a decrease of $8.0 million (19.9%) compared to 1999 results. The decrease in research and engineering costs is due to reduced engineering resources in Drilling Equipment Sales group in response to the decline in new orders.

**Transaction Costs and Write-Offs.** Transaction costs and write-offs were $26.6 million and $7.8 million for December 31, 2000 and 1999, respectively. The 2000 merger and transaction costs included cash and non-cash transaction costs. Cash costs included financial advisor fees of $9.7 million, compensation costs of $4.3 million, and other costs, including legal, accounting and printing costs of $3.9 million. Non-cash transaction costs included $5.1 million to fully vest employees participating in the Executive Stock Match Program and $3.5 million of equipment rationalization write-offs. The 1999 transaction costs consisted of the cost of the cancelled merger with Newpark Resources, Inc. ("Newpark").

**Operating Profit.** Operating profit was $60.9 million for 2000 compared to $67.3 million for 1999. Excluding merger and transaction costs, operating profit percent was 10.1% of revenue in 2000 compared to 7.7% of revenue in 1999. The improvement was due to greater gross profit margins as a result of product mix, lower selling, general, and administrative costs, and lower research and engineering costs as discussed above.

**Interest Expense.** Interest expense was $15.3 million and $18.9 million for the years ended December 31, 2000 and 1999. The decrease was due to the reduction of debt in the second quarter of 2000, as cash from Varco was applied to reduce debt upon completion of the Merger.

**Other Expense (Income).** Other income includes interest income, foreign exchange losses (gains), and other expense (income), which resulted in income of $0.2 million in 2000 compared to income of $1.6 million in 1999. The decline in other income was primarily due to foreign exchange losses in 2000 of $1.1 million compared to a foreign exchange gain in 1999 of $0.5 million.

**Provision for Income Taxes.** The Company recorded a tax provision of $24.8 million (54.1% of pre-tax income) and $20.3 million (40.5% of pre-tax income) for 2000 and 1999, respectively. These tax provisions were higher than expected, based on a domestic tax rate of 35%, due to deductions not allowed under domestic and foreign jurisdictions related to merger and transaction costs, and goodwill amortization and to foreign earnings subject to tax rates differing from domestic rates.

**Net Income.** Net income was $21.1 million and $29.8 million for 2000 and 1999, respectively. The decline in net income was due to the factors discussed above.

## □ FINANCIAL CONDITION AND LIQUIDITY

At December 31, 2001, the Company had cash and cash equivalents of $57.5 million, and current and long-term debt of $322.6 million. At December 31, 2000, cash and cash equivalents were $12.2 million, and current and long-term debt was $136.5 million. The increase in current and long-term debt in 2001 was due primarily to cash paid, notes assumed, and notes issued totaling $168.2 million related to 15 business asset and technology acquisitions in 2001, and the issue on May 1, 2001 of $200.0 million of 7 1/4% Senior Notes due 2011. The Company's outstanding debt at December 31, 2001 consisted of $201.5 million (net of discounts) of the 2011 Notes, $99.1 million (net of discounts) of 2008 Notes, and $22.0 million of other debt.

For the fiscal year ended December 31, 2001, cash provided by operating activities was $84.0 million compared to $81.8 million for 2000. Cash was provided by operations primarily through net income of $83.0 million plus non-cash charges of $78.0 million. These items were offset to some extent by an increase in accounts receivable of $51.9 million, an increase in inventory of $60.9 million, and an increase in prepaid expenses and other assets of $9.5 million. Accounts payable, accrued liabilities, and other increased by $20.0 million and income taxes payable increased by $25.4 million. The increase in receivables was directly related to a $116.6 million increase in revenue in the fourth quarter of 2001 compared to the same quarter of 2000. Days sales outstanding decreased from 98.7 days at December 31, 2000 to 86.9 days at December 31, 2001. Inventory increased due to an increase in work-in-process as the December 31, 2001 backlog for the Drilling Equipment

Sales segment increased $163.5 million from December 31, 2000 to December 31, 2001. The increase in prepaid expenses and other assets was due to an increase in prepaid insurance, taxes, and deferred costs on drilling equipment projects. The increase in accounts payable, accrued liabilities, and other was due to increased vendor payables and accruals associated with increased operations and greater accrued interest associated with higher outstanding debt balances. The increase in income taxes payable was due to greater pre-tax profit in the fourth quarter of 2001 than the fourth quarter of 2000.

For the fiscal year ended December 31, 2001, cash used for investing activities was $212.9 million compared to $64.9 million for the same period of 2000. The Company used approximately $146.0 million of cash to acquire fifteen separate businesses/asset acquisitions during 2001. See Note 3 of Notes to the Consolidated Financial Statements. Capital spending of $65.8 million was related primarily to capital additions for the strong North America market in the Tubular Services and Drilling Services product segments.

For the fiscal year ended December 31, 2001, the Company generated $174.9 million of cash from financing activities compared to cash used of $86.7 million in 2000. Cash generated consisted of net borrowings of $164.8 million (primarily from the $200.0 million bonds described in Note 8 to Notes to the Financial Statements) and proceeds from the sale of stock of $10.1 million.

On January 30, 2002 the Company entered into a new credit agreement with a syndicate of banks that provided up to $125.0 million of funds under a revolving credit facility. The facility expires on January 30, 2005. The facility is secured by guarantees of material U.S. subsidiaries. The interest rate on the borrowed portion of the revolver is based on the Company's rating by S&P and Moody's which at the time of the agreement resulted in an interest rate of Libor + 0.625% or the prime rate. Commitment fees range from 0.1% to 0.25% depending on the Company rating.

The Company believes that its December 31, 2001 cash and cash equivalents, its new credit facility, and cash flow from operations will be sufficient to meet its capital expenditures and its operating cash needs for the foreseeable future.

A summary of the Company's outstanding contractual obligations at December 31, 2001 is as follows (in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 Year | 1-3 Years | 4-5 years | After 5 years |
| Long Term Debt | $ 322,614 | $ 7,077 | $ 11,372 | $ 3,237 | $ 300,928 |
| Operating Leases | 82,887 | 20,193 | 26,019 | 12,696 | 23,979 |
| Total contractual obligations | $ 405,501 | $ 27,270 | $ 37,391 | $ 15,933 | $ 324,907 |
| Standby Letters of Credit | $ 13,963 | $ 7,283 | $ 3,389 | $ 3,291 | $ — |

## ☐ CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the financial statements, we make assumptions, estimates and judgments that affect the amounts reported. We periodically evaluate our estimates and judgments related to bad debts and inventory obsolescence; impairments of long-lived assets, including goodwill and our reserves for product warranty claims. Note 2 to the consolidated financial statements contains the accounting policies governing each of these matters. Our estimates are based on historical experience and on our future expectations that are believed to be reasonable; the combination of these factors forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results are likely to differ from our current estimates and those differences may be material.

Reserves for bad debts are determined on a specific identification basis when we believe that the required payment of specific amounts owed to us is not probable. Substantially all of our revenues come from international oil companies and government-owned or government-controlled oil companies and we have receivables in many foreign jurisdictions. If, due to changes in worldwide oil and gas drilling activity or changes in economic conditions in foreign jurisdictions, our customers were unable to repay these receivables, additional allowances would be required.

Reserves for inventory obsolescence are determined based on our historical usage of inventory on-hand as well as our future expectations related to our substantial installed base and the development of new products. Changes in worldwide oil and gas drilling activity and the development of new technologies associated with the drilling industry could require additional allowances to reduce the value of inventory to the lower of its cost or net realizable value.

Accruals for warranty claims are provided based on historical experience at the time of sale. Product warranties generally cover periods from one to three years. Our accruals for warranty claims are affected by the size of our installed base of products currently under warranty, as well as new products delivered to the market. Periodically, as actual experience proves different from historical estimates, additional provisions are required.

The determination of impairment on long-lived assets, including goodwill, is conducted as indicators of impairment are present. If such indicators were present, the determination of the amount of impairment would be based on our judgments as to the future operating cash flows to be generated from these assets throughout their estimated useful lives. Our industry is highly cyclical and our estimates of the period over which future cash flows will be generated, as well as the predictability of these cash flows, can have a significant impact on the carrying value of these assets and, in periods of prolonged down cycles may result in impairment charges.

### FACTORS AFFECTING FUTURE OPERATING RESULTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward looking statements are those that do not state historical facts and are inherently subject to risk and uncertainties. The forward-looking statements contained herein are based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those projected in the forward-looking statements. Such risks and uncertainties are set forth below.

The oil and gas industry in which the Company participates historically has experienced significant volatility. Demand for the Company's services and products depends primarily upon the number of oil and gas wells being drilled, the depth and drilling conditions of such wells, the volume of production, the number of well completions, the capital expenditures of other oilfield service companies and drilling contractors, the level of pipeline construction and maintenance expenditures, and the level of workover activity. Drilling and workover activity can fluctuate significantly in a short period of time, particularly in the United States and Canada.

The willingness of oil and gas operators to make capital expenditures for the exploration and production of oil and natural gas will continue to be influenced by numerous factors over which the Company has no control, including the prevailing and expected market prices for oil and natural gas. Such prices are impacted by, among other factors, the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits, the level of production of non-OPEC countries, worldwide demand for oil and gas, general economic and political conditions, costs of exploration and production, availability of new leases and concessions, and governmental regulations regarding, among other things, environmental protection, taxation, price controls and product allocations. No assurance can be given as to the level of future oil and gas industry activity or demand for the Company's services and products.

The Company's foreign operations, which include significant operations in Canada, Europe, the Far East, the Middle East and Latin America, are subject to the risks normally associated with conducting business in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without fair compensation. Government-owned petroleum companies located in some of the countries in which the Company operates have adopted policies (or are subject to governmental policies) giving preference to the purchase of goods and services from companies that are majority-owned by local nationals. As a result of such policies, the Company relies on joint ventures, license arrangements and other business combinations with local nationals in these countries. In addition, political considerations may disrupt the commercial relationship between the Company and such government-owned petroleum companies. Although the Company has not experienced any significant problems in foreign countries arising from nationalistic policies, political instability, economic instability or currency restrictions, there can be no assurance that such a problem will not arise in the future.

The Company's solids control, inspection and coating services routinely involve the handling of waste materials, some of which may be considered to be hazardous wastes. The Company is subject to numerous local, state and federal laws and regulations concerning the containment and disposal of materials, pursuant to which the Company has been required to incur compliance and clean-up costs, which were not substantial in 2001, 2000, and 1999. Compliance with environmental laws and regulations due to currently unknown circumstances or developments, however, could result in substantial costs and have a material adverse effect on the Company's results of operations and financial condition.

A significant portion of the Company's recent growth in revenues and profitability has been the result of its aggressive acquisition program. The Company's future operating results will be impacted by the Company's ability to identify additional attractive acquisition opportunities, consummate such acquisitions on favorable terms and successfully integrate the operations of the acquired businesses with those of the Company.

## QUANTITATIVE & QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company does not believe it has a material exposure to market risk. The Company has historically managed its exposure to interest changes by using a combination of fixed rate debt, variable rate debt, interest swap and collar agreements in its total debt portfolio. As of December 31, 2001, the Company had no interest rate swap or collar agreements outstanding. At December 31, 2001, the Company had $322.6 million of outstanding debt. Fixed rate debt included $201.5 million of Senior Notes (net of discounts) at a fixed rate of 7 1/4% and $99.1 million of Senior Notes (net of discounts) at a fixed interest rate of 7 1/2%. With respect to foreign currency fluctuations, the Company uses natural hedges to minimize the effect of rate fluctuations. When natural hedges are not sufficient, generally it is the Company's policy to enter into forward foreign exchange contracts to hedge significant transactions for periods consistent with the underlying risk. The Company had no forward foreign exchange contracts outstanding at December 31, 2001. The Company does not enter into foreign currency or interest rate transactions for speculative purposes.

# REPORT OF INDEPENDENT AUDITORS

☐ THE BOARD OF DIRECTORS AND STOCKHOLDERS
**Varco International, Inc.**

We have audited the accompanying consolidated balance sheets of Varco International, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of income, common stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varco International, Inc. at December 31, 2001 and 2000, and the consolidated results of its income and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Houston, Texas
January 31, 2002

# CONSOLIDATED BALANCE SHEETS

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| | (in thousands) | |
| **Assets** | | |
| *Current assets:* | | |
| Cash and cash equivalents | $ 57,499 | $ 12,176 |
| Accounts receivable, net | 342,036 | 269,393 |
| Inventory, net | 229,678 | 152,350 |
| Deferred tax assets | 6,618 | 4,889 |
| Prepaid expenses and other | 27,374 | 16,898 |
| Total current assets | 663,205 | 455,706 |
| Property and equipment, net | 400,416 | 343,673 |
| Identified intangibles, net | 30,722 | 26,062 |
| Goodwill, net | 325,135 | 238,641 |
| Other assets, net | 9,632 | 12,900 |
| Total assets | $1,429,110 | $1,076,982 |
| **Liabilities and Equity** | | |
| Current liabilities: | | |
| Accounts payable | $ 102,559 | $ 66,182 |
| Accrued liabilities | 102,315 | 91,423 |
| Income taxes payable | 27,652 | 4,376 |
| Current portion of long-term debt and short-term borrowings | 7,077 | 30,347 |
| *Total current liabilities* | 239,603 | 192,328 |
| Long-term debt | 315,537 | 106,160 |
| Pension liabilities and post-retirement obligations | 25,834 | 24,556 |
| Deferred taxes payable | 18,604 | 20,867 |
| Other liabilities | 1,218 | 1,088 |
| Total liabilities | 600,796 | 344,999 |
| Common stockholders' equity: | | |
| Common stock, $.01 par value, 200,000,000 shares authorized, 97,402,339 shares issued and 95,977,639 shares outstanding at December 31, 2001 (96,245,849 shares issued and 94,821,149 shares outstanding at December 31, 2000) | 974 | 962 |
| Paid in capital | 514,137 | 498,692 |
| Retained earnings | 347,548 | 264,580 |
| Accumulated other comprehensive loss | (19,015) | (16,921) |
| Less: treasury stock at cost (1,424,700 shares) | (15,330) | (15,330) |
| Total common stockholders' equity | 828,314 | 731,983 |
| Total liabilities and equity | $1,429,110 | $1,076,982 |

See accompanying notes.

# CONSOLIDATED STATEMENTS OF INCOME

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | (in thousands, except for common shares and per share data) | | |
| **Revenue:** | | | |
| Sales | $ 751,284 | $ 463,556 | $ 708,587 |
| Services and rentals | 516,525 | 403,059 | 267,261 |
| Total | 1,267,809 | 866,615 | 975,848 |
| **Cost and expenses:** | | | |
| Cost of sales | 488,558 | 296,955 | 491,481 |
| Cost of services and rentals | 395,257 | 321,647 | 225,436 |
| Amortization of goodwill | 10,457 | 8,444 | 8,431 |
| Selling, general and administrative | 152,276 | 119,942 | 135,195 |
| Research and engineering costs | 46,635 | 32,146 | 40,149 |
| Merger, transaction, and litigation costs | 16,500 | 26,570 | 7,808 |
| Total | 1,109,683 | 805,704 | 908,500 |
| Operating profit | 158,126 | 60,911 | 67,348 |
| **Other expense (income):** | | | |
| Interest expense | 21,776 | 15,282 | 18,926 |
| Interest income | (2,145) | (3,374) | (2,694) |
| Foreign exchange loss (gain) | (71) | 1,134 | (473) |
| Other | 6,471 | 2,022 | 1,527 |
| Income before income taxes | 132,095 | 45,847 | 50,062 |
| Provision for income taxes | 49,127 | 24,792 | 20,253 |
| Net income | $ 82,968 | $ 21,055 | $ 29,809 |
| **Earnings per common share:** | | | |
| Basic earnings per common share | $ 0.87 | $ 0.23 | $ 0.33 |
| Dilutive earnings per common share | $ 0.86 | $ 0.22 | $ 0.32 |
| Weighted average number of common shares outstanding: | | | |
| Basic | 95,732,897 | 92,773,815 | 90,659,770 |
| Dilutive | 96,675,294 | 95,355,904 | 92,693,264 |

See accompanying notes.

# CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

| | Shares Outstanding | Common Stock $.01 Par Value | Paid in Capital | Retained Earnings | Accumulated Other Comprehensive Income (loss) | Treasury Stock | Total Common Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | | | | (in thousands) | | | |
| Balance at December 31, 1998 | 90,150 | $ 917 | $ 466,302 | $ 213,716 | $ (7,164) | $ (15,330) | $ 658,441 |
| 1999 Comprehensive income: | | | | | | | |
| Net income | — | — | — | 29,809 | — | — | 29,809 |
| Foreign currency translation adjustment | — | — | — | — | (3,487) | — | (3,487) |
| Unrealized gains on investments | — | — | — | — | 41 | — | 41 |
| 1999 Comprehensive income | — | — | — | 29,809 | (3,446) | — | 26,363 |
| Common stock issued | 1,028 | 9 | 8,595 | — | — | — | 8,604 |
| Tax benefit of options exercised | — | — | 837 | — | — | — | 837 |
| Balance at December 31, 1999 | 91,178 | 926 | 475,734 | 243,525 | (10,610) | (15,330) | 694,245 |
| 2000 Comprehensive income: | | | | | | | |
| Net income | — | — | — | 21,055 | — | — | 21,055 |
| Foreign currency translation adjustment | — | — | — | — | (6,311) | — | (6,311) |
| 2000 Comprehensive income | — | — | — | 21,055 | (6,311) | — | 14,744 |
| Common stock issued | 1,297 | 13 | 12,212 | — | — | — | 12,225 |
| Common stock issued executive match program | 323 | 3 | 6,428 | — | — | — | 6,431 |
| Conversion of stock warrants | 2,023 | 20 | (20) | — | — | — | — |
| Tax benefit of options exercised | — | — | 4,338 | — | — | — | 4,338 |
| Balance at December 31, 2000 | 94,821 | 962 | 498,692 | 264,580 | (16,921) | (15,330) | 731,983 |
| 2001 Comprehensive income: | | | | | | | |
| Net income | — | — | — | 82,968 | — | — | 82,968 |
| Foreign currency translation adjustment | — | — | — | — | (2,094) | — | (2,094) |
| 2001 Comprehensive income | — | — | — | 82,968 | (2,094) | — | 80,874 |
| Common stock issued | 1,101 | 11 | 10,806 | — | — | — | 10,817 |
| Common stock issued in exchange for convertible debt | 56 | 1 | 833 | — | — | — | 834 |
| Tax benefit of options exercised | — | — | 3,806 | — | — | — | 3,806 |
| Balance at December 31, 2001 | 95,978 | $ 974 | $ 514,137 | $ 347,548 | $ (19,015) | $ (15,330) | $ 828,314 |

See accompanying notes.

# CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| | | (in thousands) | |
| Cash flows from operating activities: | | | |
| Net income | $ 82,968 | $ 21,055 | $ 29,809 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 67,900 | 56,518 | 57,180 |
| Non-cash merger and transaction costs | — | 12,101 | — |
| Other non-cash charges | 10,081 | 18,317 | 11,349 |
| Changes in current assets and liabilities, net of effects from acquisitions: | | | |
| Accounts receivable | (51,872) | (15,904) | 50,722 |
| Inventory | (60,914) | (9,852) | 100,230 |
| Prepaid expenses and other assets | (9,520) | 481 | 2,104 |
| Accounts payable, accrued liabilities and other | 19,954 | (6,552) | (124,416) |
| Income taxes payable | 25,398 | 5,623 | (7,914) |
| Net cash provided by operating activities | 83,995 | 81,787 | 119,064 |
| Cash flows used for investing activities: | | | |
| Capital expenditures | (65,834) | (45,463) | (30,729) |
| Business acquisitions, net of cash acquired | (145,953) | (21,685) | (13,120) |
| Other | (1,121) | 2,276 | 211 |
| Net cash used for investing activities | (212,908) | (64,872) | (43,638) |
| Cash flows provided by (used for) financing activities: | | | |
| Borrowings under financing agreements, net | 302,600 | 16,953 | 55,192 |
| Principal payments under financing agreements | (137,832) | (113,720) | (90,708) |
| Proceeds from sale of common stock, net | 10,132 | 10,049 | 5,625 |
| Net cash provided by (used for) financing activities | 174,900 | (86,718) | (29,891) |
| Effect of exchange rate changes on cash | (664) | (1,138) | (291) |
| Net increase (decrease) in cash and cash equivalents | 45,323 | (70,941) | 45,244 |
| Cash and cash equivalents: | | | |
| Beginning of period | 12,176 | 83,117 | 37,873 |
| End of period | $ 57,499 | $ 12,176 | $ 83,117 |
| Supplemental disclosure of cash information: | | | |
| Cash paid during the year for: | | | |
| Interest | $ 19,350 | $ 17,473 | $ 20,302 |
| Taxes | $ 31,740 | $ 12,643 | $ 25,389 |

See accompanying notes.

## 1. BASIS OF PRESENTATION

### Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

### Merger

On May 30, 2000, the Company completed a merger with Varco International, Inc., a California corporation ("Varco"), by exchanging 46.8 million shares of its common stock for all of the common stock of Varco (the "Merger"). Each share of Varco's stock was exchanged for .7125 of one share of the Company's common stock. In addition, outstanding Varco stock options were converted at the same exchange ratio into options to acquire approximately 2.2 million shares of the Company's common stock. In connection with the merger, the Company changed its name to Varco International, Inc., and its New York Stock Exchange (NYSE) symbol from "TBI" to "VRC".

The Merger was accounted for as a pooling of interests and accordingly, all prior period consolidated financial statements were restated to include the combined results of operations, financial condition and cash flows of Varco.

Revenues and net income, before merger and transaction costs, related to the Merger of the separate companies prior to the completion of the Merger on May 30, 2000, were as follows (in thousands):

| | 2000 | 1999 |
|---|---|---|
| Revenues: | | |
| Tuboscope | $ 224,730 | $ 385,474 |
| Varco | 184,866 | 590,374 |
| Total | $ 409,596 | $ 975,848 |
| Net income before merger & transaction costs related to the merger: | | |
| Tuboscope | $ 5,838 | $ (7,156) |
| Varco | 10,106 | 36,965 |
| Total | $ 15,944 | $ 29,809 |

In connection with the Merger, the Company incurred $26,570,000 of transaction costs in the twelve months ended December 31, 2000. Cash and accrued cash transaction costs included financial advisor fees of $9,714,000, compensation costs of $4,308,000 and other costs, including legal, accounting and printing costs of $3,948,000. Non-cash transaction costs included $5,072,000 to fully vest employees participating in the Executive Stock Match Program and $3,528,000 of equipment rationalization write-offs.

As a result of the Merger, certain executives and key employees of the Company may, upon termination of their employment, be entitled to enhanced severance benefits pursuant to their severance agreements with the Company. It is not possible to estimate the number of executives or key employees who may voluntarily or involuntarily terminate their employment with the Company; accordingly, no amounts have been provided for such payments. The maximum amount that would be paid pursuant to all such severance agreements is approximately $16,800,000.

There were no material transactions between the Company and Varco prior to the Merger. The effects of conforming Varco's accounting policies to those of the Company were not material.

### Nature of Business and Risk Factors

The Merger created one of the world's leading drilling equipment and services company. The combined company carries market leadership positions in each of its four principal business segments: Drilling Equipment Sales, Tubular Services, Drilling Services and Coiled Tubing and Wireline Products. The Company provides its customers with the most comprehensive range of drilling rig equipment and services and tubular services in the industry. A more detailed description of products and services is provided in Note 12 *Business Segments and Foreign Operations.*

The Company's overall results depend largely on the level of worldwide oil drilling and production activity, the prices of oil and gas, and worldwide oil and gas inventory levels. Demand for the Company's Drilling Equipment Sales is largely dependent on the level of offshore drilling activity. Demand for the Company's Tubular Services is based on the relatively low cost of its services compared to the costs to a customer of a failure or interruption in service. Demand for the Company's Drilling Services is due to the reduction of drilling costs in land and offshore drilling operations, and its ability to help minimize the environmental impact of drilling operations. Demand for the Company's Coiled Tubing & Wireline equipment is due to the economic benefits Coiled Tubing equipment provides in oil and gas workover operations versus conventional techniques, including quicker service time, and the continuous production of the well.

The Company operates in over 49 countries around the world. Its revenues are geographically concentrated in North America (50%), Latin America (13%), Europe, Africa, and the Middle East (27%), and the Far East (8%). As a result of its international presence, the Company's operations are subject to the risks normally associated with conducting businesses in foreign countries, including uncertain political and economic environments, which may limit or disrupt markets, restrict the movement of funds or result in the deprivation of contract rights or the taking of property without compensation. In addition, the Company has significant customer concentrations in the Middle East, Latin America and the Far East whose spending can be volatile based on oil price changes, the political environment and delays in the government budget. Adverse changes in individual circumstances can have a significant negative impact on the financial performance of the Company.

## ☐ 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Revenue recognition**

The Company recognizes revenue when goods are shipped or when services are rendered. On large equipment sales which have multiple completion stages and where the collection of payment is reasonably assured, the Company recognizes revenue under the percentage of completion method.

**Cash and cash equivalents**

The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

**Financial Instruments and Concentrations of Credit Risk**

The carrying amounts of financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximated fair value because of the relatively short maturity of these instruments. The carrying value of debt approximated fair values as of December 31, 2001 and 2000 except for the Company's $100,000,000 7 1/2% Senior Notes due 2008, and $200,000,000 7 1/4% Senior Notes due 2011. Based on information provided by a national brokerage company, the $100 million Senior Notes were valued at $103,030,000 and $95,369,000 at December 31, 2001 and 2000, and the $200 million Senior Notes were valued at $199,960,000 at December 31, 2001.

Substantially all of the Company's accounts receivable are due from customers in the oil and gas industry, both in the United States and internationally. The Company performs periodic credit evaluations of its customers and generally does not require collateral. In certain circumstances, the Company requires letters of credit to further insure credit worthiness.

Reserve for bad debts are determined on a specific identification basis when we believe that the required payment of specific amounts owed to us is not probable. Accounts receivable are net of allowances for doubtful accounts of approximately $11,517,000 and $10,199,000 at December 31, 2001 and 2000, respectively.

### Inventory

Inventories are stated at the lower of cost or market. The Company determines the cost of inventories using the last-in, first-out ("LIFO") method for its Drilling Equipment Sales inventory and the weighted average method for other inventory. Reserves for inventory obsolescence are determined based on our historical usage of inventory on-hand as well as our future expectations related to our substantial installed base and the development of new products. Inventory is net of our reserve of excess and obsolete inventory of approximately $31,028,000 and $23,333,000 at December 31, 2001 and 2000, respectively.

### Property and equipment

Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives for financial reporting purposes and generally by the accelerated or modified accelerated costs recovery systems for income tax reporting purposes. Estimated useful lives are 30 years for buildings and 5-12 years for machinery and equipment. The cost of repairs and maintenance is charged to income as incurred. Major repairs and improvements are capitalized and depreciated over the remaining useful life of the asset. The depreciation of fixed assets recorded under capital lease agreements is included in depreciation expense. Property and equipment depreciation expense was $53,781,000, $44,789,000, and $45,387,000, for the years ended December 31, 2001, 2000, and 1999, respectively.

### Identified intangibles

Identified intangibles are being amortized on a straight-line basis, over estimated useful lives between 5 and 40 years, and are presented net of accumulated amortization of approximately $26,369,000 and $23,544,000 at December 31, 2001 and 2000, respectively. Identified intangibles consist primarily of technology, patents, trademarks, license agreements, existing service contracts and covenants not to compete.

### Goodwill

Goodwill represents the excess of the purchase price over the fair market value of the net assets acquired. Such excess costs are being amortized on a straight-line basis over lives ranging from 10-40 years depending on the estimated economic life. Accumulated amortization at December 31, 2001 and 2000 was approximately $55,361,000, and $44,904,000, respectively. On an annual basis, the Company estimates the future estimated undiscounted cash flows of the business to which goodwill related in order to determine that the carrying value of the goodwill had not been impaired.

### Impairment of Long-Lived Assets

Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Long-lived assets expected to be disposed of, including excess equipment and production facilities held for sale, are stated at their estimated fair value less cost to sell.

### Warranty Accruals

Accruals for warranty claims are provided based on historical experience at the time of sale. Product warranties generally cover periods from one to three years. Our accruals for warranty claims are affected by the size of our installed base of products currently under warranty, as well as new products delivered to the market.

### Income taxes

The liability method is used to account for income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts which are more likely than not to be realized. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

### Derivative financial instruments

In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). As amended SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. This statement requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. This statement was adopted effective January 1, 2001 and did not have a material impact on the Company's financial position or results of operations.

### Foreign exchange rates

Revenue and expenses for foreign operations have been translated into U.S. dollars using average exchange rates and reflect currency exchange gains and losses resulting from transactions conducted in other than functional currencies.

The assets and liabilities of certain foreign subsidiaries are translated at current exchange rates and the related translation adjustments are recorded directly in stockholders' equity. For subsidiaries which operate in countries which have highly inflationary economies, certain assets are translated at historical exchange rates and all translation adjustments are reflected in the statements of income.

### Stock based compensation

The Company accounts for stock option grants to employees in accordance with the intrinsic value method.

### Earnings per common share

Basic earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. The Company's diluted earnings per common share is calculated by adjusting net income for after-tax interest expense on convertible debt and dividing that number by the weighted average number of common shares outstanding plus shares which would be assumed outstanding after conversion of convertible debt, vested stock options and outstanding stock warrants under the treasury stock method.

### Use of estimates in the preparation of financial statements

The consolidated financial statements and related notes, which have been prepared in conformity with generally accepted accounting principles, require the use of management estimates. Actual results could differ from these estimates.

### Reclassification

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform with current year classifications.

### New Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *"Business Combinations"* (SFAS 141), and No. 142, *"Goodwill and Other Intangible Assets"* (SFAS 142), effective for fiscal years beginning after December 15, 2001. Under SFAS 141 all business combinations initiated after June 30, 2001 were accounted for under the purchase method of accounting. Under SFAS 142, intangible assets deemed to have indefinite lives (including goodwill) will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Accordingly, the Company did not amortize any goodwill purchased after June 30, 2001. Other intangible assets will continue to be amortized over their useful lives.

The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in net income of approximately $10,500,000 per year (or $0.11 per share). Based on preliminary tests, the Company does not expect the adoption of SFAS 142 to have a material effect on the Company's financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued statement of Financial Accounting Standard No 143, "Accounting for Asset Retirement Obligations," (SFAS 143). SFAS 143 requires a company to recognize a liability associated with a legal obligation to retire or remove any tangible long-lived assets. The new statement is effective beginning in 2003 and the Company is currently evaluating if it will have a material impact on its financial position or results of operations.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144). This new statement supercedes FASB statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for long-lived assets to be disposed of (SFAS 121), however, it retains the fundamental provisions of long-lived assets to be "held and used." The new statement provides implementation guidelines and will be effective for the Company in 2002. SFAS 144 is not expected to have a material effect on the Company's financial position or results of operations, but it is expected to effect certain of the Company's accounting policies.

## 3. ACQUISITIONS

### Fiscal 2001

In January, 2001, the Company acquired Quality Tubing Inc., a manufacturer of coiled tubing which is used in conjunction with specialized equipment manufactured by the Company to remediate and drill oil and gas wells for an aggregate cash purchase price of approximately $55,020,000. This acquisition complements Varco's comprehensive offering of coiled tubing technology, combining coiled tubing with the equipment required to run it.

The Company also completed eight additional acquisitions, five asset purchases, and one technology license acquisition for an aggregate purchase price of $99,044,000 consisting of cash of $90,397,000 and notes and accrued payables of $8,647,000. These acquisitions included:

- Chimo Equipment Ltd., a Canadian provider of rig instrumentation equipment and services.
- Albin's Enterprises Inc., an Oklahoma based designer, manufacturer, rebuilder, and refurbisher of high-pressure nitrogen pumping units and related equipment.
- Fibercast, an Oklahoma based fiberglass tubing manufacturer.
- Elmar Services Limited, an Aberdeen based designer and manufacturer of wireline pressure control equipment for servicing oil and gas wells.
- Morinoak International Limited, a supplier of derricks, substructures and structural drilling rig components based in England.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition of the 2001 acquisitions (in thousands):

| | Quality Tubing | All Other Acquisitions | Total |
|---|---|---|---|
| Current assets | $ 15,377 | $ 41,200 | $ 56,577 |
| Property, plant and equipment | 8,049 | 33,494 | 41,543 |
| Intangible assets | 146 | 7,398 | 7,544 |
| Goodwill | 40,639 | 57,228 | 97,867 |
| Total assets acquired | 64,211 | 139,320 | 203,531 |
| Current liabilities | 7,291 | 32,948 | 40,239 |
| Long term debt | 1,107 | 10,711 | 11,818 |
| Other liabilities | 793 | 2,680 | 3,473 |
| Total liabilities | 9,191 | 46,339 | 55,530 |
| Net assets acquired | $ 55,020 | $ 92,981 | $ 148,001 |

The following table summarizes goodwill additions for 2001 acquisitions by business segment (in thousands):

| | 2001 |
|---|---|
| Drilling Equipment Sales | $ 10,118 |
| Tubular Services | 651 |
| Drilling Services | 11,923 |
| Coiled Tubing & Wireline | 75,175 |
| Total goodwill acquired | $ 97,867 |

**Fiscal 2000**

The Company completed two acquisitions and one asset purchase for an aggregate purchase price of $24,106,000 consisting of cash of $21,685,000 and accrued cash payments of $2,421,000.

**Fiscal 1999**

The Company completed three acquisitions and one asset purchase for an aggregate purchase price of $20,149,000 consisting of cash of $12,099,000, notes payable of $638,000, and capital lease obligations assumed of $7,412,000.

Each of the acquisitions were accounted for using the purchase method of accounting and, accordingly, the results of operations of each business is included in the consolidated results of operations from the date of acquisition. A summary of the acquisitions follows (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Fair value of assets acquired | $ 201,483 | $ 26,045 | $ 21,327 |
| Cash paid | (145,953) | (21,685) | (13,120) |
| Liabilities assumed and debt issued | $ 55,530 | $ 4,360 | $ 8,207 |
| Excess purchase price over fair value of assets acquired | $ 97,867 | $ 5,175 | $ 2,434 |

Cash paid in 2001 and 1999 includes $536,000 and $1,021,000 for 2000 and 1998 acquisitions, respectively.

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company as if these acquisitions had occurred at the beginning of 2000. The pro forma information includes certain adjustments which give effect to amortization of goodwill, interest expense on acquisition debt and other adjustments, together with related income tax effects. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected at the beginning of 2000.

| | 2001 | 2000 |
|---|---|---|
| Revenue | $1,320,748 | $1,034,656 |
| Net income | $ 83,427 | $ 21,774 |
| Dilutive earnings per common share | $ .86 | $ .23 |

## 4. INVENTORY

At December 31, inventories consist of the following (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Raw materials | $ 89,477 | $ 66,138 |
| Work in progress | 56,785 | 35,445 |
| Finished goods | 97,090 | 63,665 |
| *Excess of current cost over LIFO value* | (13,674) | (12,898) |
| Inventory, net | $229,678 | $152,350 |

## 5. PROPERTY, PLANT AND EQUIPMENT

At December 31, property, plant, and equipment consist of the following (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Land and buildings | $ 138,330 | $ 128,991 |
| Operating equipment | 353,548 | 295,067 |
| Rental equipment | 198,169 | 154,000 |
| | 690,047 | 578,058 |
| Less accumulated depreciation | (289,631) | (234,385) |
| | $ 400,416 | $ 343,673 |

## 6. ACCRUED LIABILITIES

At December 31, accrued liabilities consist of the following (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Compensation | $ 26,279 | $ 28,862 |
| Warranty | 8,037 | 6,012 |
| Interest | 6,674 | 3,278 |
| Taxes (non income) | 7,666 | 5,569 |
| Insurance | 8,211 | 6,617 |
| Other | 45,448 | 41,085 |
| | $ 102,315 | $ 91,423 |

## 7. INCOME TAXES

The components of income before income taxes consist of the following (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| U.S. | $ 59,866 | $ 8,390 | $ 33,099 |
| Foreign | 72,229 | 37,457 | 16,963 |
| | $ 132,095 | $ 45,847 | $ 50,062 |

Such income is inclusive of various intercorporate eliminations of income or expense items, such as royalties, interest and similar items that are taxable or deductible in the respective locations. Such income is also inclusive of export sales by U.S. locations. Therefore, the relationship of domestic and foreign taxes to reported U.S. and foreign income is not representative of actual effective tax rates.

The provision (benefit) for income taxes consists of the following at December 31 (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Current provision: | | | |
| U.S. | $ 27,809 | $ 3,346 | $ 2,549 |
| Foreign | 29,464 | 15,612 | 14,928 |
| Total current provision | 57,273 | 18,958 | 17,477 |
| Deferred provision (benefit): | | | |
| U.S. | (3,162) | 5,045 | 8,744 |
| Foreign | (4,984) | 789 | (5,968) |
| Total deferred provision (benefit) | (8,146) | 5,834 | 2,776 |
| Total provision | $ 49,127 | $ 24,792 | $ 20,253 |

The reconciliation of the expected to the computed tax provision (benefit) is as follows at December 31 (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Tax expense at federal statutory rate | $ 46,232 | $ 16,046 | $ 17,522 |
| Incremental effect of foreign operations | 4,446 | 1,892 | 695 |
| Nondeductible goodwill amortization and merger related costs | 1,621 | 8,906 | 3,280 |
| State income taxes, net of federal benefit | — | 488 | 612 |
| FSC benefit | (3,490) | (940) | (676) |
| Change in valuation allowance | — | (271) | — |
| Other, net | 318 | (1,329) | (1,180) |
| | $ 49,127 | $ 24,792 | $ 20,253 |

Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Gross deferred tax assets: | | |
| Receivables | $ 1,492 | $ 2,106 |
| U.S. and foreign net operating losses | 1,708 | 1,910 |
| Accrued liabilities and other reserves | 2,565 | 6,466 |
| Inventory reserves and intercompany profit elimination | 8,019 | 3,635 |
| Tax credit carry forwards | 6,576 | 2,368 |
| Post retirement benefit obligation | 5,099 | 3,967 |
| Subtotal gross deferred tax assets | 25,459 | 20,452 |
| Valuation allowance | (913) | (967) |
| Net deferred tax assets | 24,546 | 19,485 |
| Gross deferred tax liabilities: | | |
| Property and equipment | 26,606 | 25,339 |
| Intangible assets | 2,615 | 2,094 |
| Reserve for unremitted foreign earnings | 6,500 | 6,500 |
| All other | 811 | 1,530 |
| Gross deferred tax liabilities | 36,532 | 35,463 |
| Total net deferred tax liability | $ 11,986 | $ 15,978 |

The total net deferred tax liability at December 31, 2001 is comprised of $6,618,000 of net current tax assets and $18,604,000 net noncurrent deferred tax liabilities.

The Company has made provision for additional taxes on the anticipated repatriation of certain earnings from its foreign subsidiaries. Undistributed earnings of its foreign subsidiaries in excess of the amount already provided is considered permanently reinvested. It is not practical to determine the amount of federal income taxes, if any, that might become due in the event that the balance of such earnings were to be distributed.

At December 31, 2001 the Company has approximately $6,268,000 of foreign net operating loss carryforwards, the majority of which have an indefinite life. The Company has a valuation allowance of $913,000 against these net operating losses as the Company believes that the corresponding deferred tax asset may not be fully realizable. The change in valuation allowance from 2000 to 2001 was primarily due to the expiration of net operating losses associated with the allowances. In addition, the Company has foreign tax credit carryforwards of $6,576,000 which will begin to expire in 2003.

The Company is currently engaged in tax audits and appeals in various tax jurisdictions. The years covered by each audit or appeal vary considerably among legal entities. Assessments, if any, are not expected to have a material adverse effect on the financial statements.

## 8. LONG-TERM DEBT

At December 31, long-term debt consists of the following (in thousands):

| | 2001 | 2000 |
|---|---|---|
| $200,000,000 Senior Subordinated Notes, interest at 7.25% payable semiannually, principal due on May 1, 2011 | $ 201,524 | $ — |
| $100,000,000 Senior Subordinated Notes, interest at 7.5% payable semiannually, principal due on February 15, 2008 | 99,118 | 100,000 |
| $130,000,000 Term Notes payable to lenders, interest at 7.825% at December 31, 2000. | — | 26,832 |
| Other | 21,972 | 9,675 |
| Total debt | 322,614 | 136,507 |
| Less: Current maturities | 7,077 | 30,347 |
| Long-term debt | $ 315,537 | $ 106,160 |

Principal payments of long-term debt for years subsequent to 2002 are as follows (in thousands):

| | |
|---|---|
| 2003 | $ 6,123 |
| 2004 | 5,249 |
| 2005 | 1,790 |
| 2006 | 1,447 |
| Thereafter | 300,928 |
| | $ 315,537 |

**Senior Subordinated Notes**

On February 25, 1998, the Company issued $100,000,000 of 7 1/2% Senior Notes due 2008 ("2008 Notes"). On May 1, 2001, the Company issued $200,000,000 7 1/4% Senior Notes due 2011 ("2011 Notes"). The 2008 Notes and 2011 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain direct wholly-owned subsidiaries of the Company (collectively "Guarantor Subsidiaries" and individually "Guarantor"). Each of the guarantees is an unsecured obligation of the Guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such Guarantor Subsidiaries under the Credit Agreement and with all existing and future unsecured indebtedness of such Guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

**Senior Credit Agreement**

In 1996, the Company entered into a Senior Credit Agreement (the "Credit Agreement") with a group of lenders which ranks *pari passu* with all existing and future senior unsecured obligations of the Company. The Credit Agreement provides for a $130,000,000 advance/term loan facility (the "term loan facility"), a $100,000,000 revolving credit facility (the "revolving facility"), and a $5,000,000 agent swingline facility (the "swingline facility"). At December 31, 2001, the Company paid the remaining balance for the term loan facility. The revolving facility and swingline facility expired in August 2001.

**New Revolver Facility**

On January 30, 2002, the Company entered into a new credit agreement with a syndicate of banks that provided up to $125.0 million of funds under a revolving credit facility. The facility expires on January 30, 2005. The facility is secured by guarantees of material U.S. subsidiaries. The interest rate on the borrowed portion of the revolver is based on the Company's rating by S&P and Moody's which at the time of the agreement resulted in an interest rate of LIBOR + 0.625% or the prime rate. Commitment fees range from 0.1% to 0.25% depending on the Company rating.

### Other

Based upon information obtained from a national brokerage company at December 31, 2001, the fair value of the 2008 Notes was approximately $103,030,000, and the fair value of the 2011 Notes was $199,960,000. The carrying value of the Company's other debt, approximates its fair value. Other debt includes $8,208,583 in promissory notes due to former owners of businesses acquired who remain employed by the Company.

At December 31, 2001, the Company had outstanding letters of credit of $13,963,000.

## 9. RETIREMENT AND OTHER BENEFIT PLANS

During the periods reported, substantially all the Company's U.S. employees were covered by defined contribution retirement plans. The Company also has a deferred compensation plan for its highly compensated employees to permit retirement contributions in excess of the statutory limits. Employees may voluntarily contribute up to 15% of compensation, as defined, to these plans. The participants' contributions were matched by the Company up to a maximum of 4% of compensation or at the discretion of the Board of Directors, a percentage of net income. Participants are permitted to invest in a Company stock fund under these plans. Under these plans, Company contributions were approximately $5,014,378, $4,721,000, and $6,846,000 in 2001, 2000, and 1999, respectively.

For certain executives, the Company has a supplemental defined benefits plan providing retirement and death benefits. The plan is unfunded and the net pension liability was $6,211,550 and $5,917,432 at December 31, 2001 and 2000, respectively. As a result of the Merger, all participants became fully vested with full service credit until age 65. In 2001, the plan was amended to include current executive officers of the Company. Expense under the plan was $430,294, $1,949,000, and $770,000 in 2001, 2000, and 1999, respectively.

For certain former employees who retired prior to December 31, 1993, healthcare and life insurance benefits are provided through insurance companies. In 1993, the Company adopted FASB Statement No 106, "Accounting for Postretirement Benefits Other Than Pensions." The transition obligation is being amortized over 20 years. In 2001, the plan was amended to cover current executive officers of the Company upon their retirement.

The assumed weighted-average annual rate of increase in the per capita cost of covered benefits is 12.0% for 2001 and is assumed to decrease gradually to 5.0% for 2010 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2001, by $964,000 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 2001 by $58,000.

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 2001 and December 31, 2000.

Net periodic postretirement benefit cost includes the following components (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Interest cost | $ 701 | $ 733 | $ 669 |
| Amortization of transition obligation | 763 | 763 | 763 |
| Amortization of gain | (485) | (471) | (534) |
| | $ 979 | $ 1,025 | $ 898 |

The following table sets forth the change in benefit obligation of the Company's retirement benefit plan (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Benefit obligation at beginning of year | $ 10,134 | $ 10,634 |
| Interest cost | 701 | 733 |
| Benefits paid | (932) | (908) |
| Actuarial loss (gain) | 1,108 | (325) |
| Benefit obligation at end of year | $ 11,011 | $ 10,134 |
| | | |
| Funded status | $(11,011) | $(10,134) |
| Unrecognized actuarial (gain) | (4,564) | (6,158) |
| Unrecognized transition obligation | 8,380 | 9,143 |
| Accrued postretirement benefit obligation | $ (7,195) | $ (7,149) |

The Company has two defined benefit pension plans covering substantially all full-time employees in Germany. Plan benefits are based on years of service and employee compensation for the last three years of service. The plans are unfunded and benefit payments are made directly by the Company. Pension expense includes the following components for the fiscal years ending December 31 (in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Service cost | $ 204 | $ 186 | $ 202 |
| Interest cost | 567 | 529 | 557 |
| Net amortization | (350) | (352) | (352) |
| Pension expense | $ 421 | $ 363 | $ 407 |

The following table sets forth the amounts recognized in the Company's consolidated balance sheets and reconciles the projected benefit obligation from the beginning of the year to the end of the year (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Projected benefit obligation at beginning of year | $ 7,543 | $ 7,950 |
| Service cost | 204 | 186 |
| Interest cost | 567 | 529 |
| Benefits paid | (211) | (197) |
| Exchange rate change | 2 | (925) |
| Projected benefit obligation at the end of the year | 8,105 | 7,543 |
| Unrecognized net gain | 203 | 553 |
| Pension liability | 8,308 | 8,096 |
| Less – amount included in current liabilities | 211 | 197 |
| Noncurrent portion of pension liability | $ 8,097 | $ 7,899 |

The rate of increase in future compensation levels used in determining the projected benefit obligations was 2% for December 31, 2001, 2000, and 1999. The discount rate was 7% for December 31, 2001, 2000, and 1999. The unrecognized net gain from the change in projected compensation levels is being amortized over ten years.

## □ 10. COMMON STOCKHOLDERS' EQUITY

In 2000, the Board of Directors and stockholders approved an amendment to the amended and restated 1996 Equity Participation Plan increasing the number of authorized shares of common stock to be granted to officers, key employees of the Company, and non-employee members of the Board of Directors from 3,450,000 to

7,650,000 shares. Options granted under the plan to key employees are generally exercisable in installments over three years starting one year from the date of grant and expire ten years from the date of grant. Options granted under the plan to non-employee members of the Board of Directors are exercisable in installments over four year periods starting one year from the date of grant and expire ten years from the date of grant. In connection with the Merger, options outstanding under previous plans will maintain the terms under which the options were granted. These terms allow options granted to key employees and non-employee directors to be exercisable in installments from one to five years starting one year from the date of grant and expire ten years from the date of grant.

The following summarizes options activity:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2001 | 2000 | 1999 |
| Shares under option at beginning of year | 4,520,618 | 5,068,068 | 3,582,989 |
| Granted | 1,176,241 | 687,443 | 2,100,112 |
| Cancelled | (125,958) | (182,918) | (114,288) |
| Exercised | (837,032) | (1,051,975) | (500,745) |
| Shares under option at end of year | 4,733,869 | 4,520,618 | 5,068,068 |
| Average price of outstanding options | $ 14.47 | $ 11.88 | $ 8.05 |
| Exercisable at end of year | 2,766,843 | 3,087,409 | 2,123,147 |

The following summarizes information about stock options outstanding as of December 31, 2001:

| | | Options Outstanding | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Price | Weighted-Avg. Remaining Contractual Life | Shares | Weighted-Avg. Exercise Price | Shares | Weighted-Avg. Exercise Price |
| $ 3.21 to $ 7.5625 | 4.99 | 1,651,454 | $ 6.62 | 1,492,361 | $ 6.52 |
| 11.10 to 18.21 | 6.80 | 1,441,716 | 14.83 | 836,890 | 14.99 |
| 20.00 to 32.55 | 8.21 | 1,640,699 | 22.06 | 437,592 | 24.17 |
| Totals | 6.66 | 4,733,869 | $ 14.47 | 2,766,843 | $ 11.87 |

For options granted during 2001, 2000, and 1999, the weighted-average fair value at date of grant was $13.37, $6.35, and $3.61 per option, respectively. Assuming that the Company had accounted for its stock-based employee compensations plans using the alternative fair value method, the Company's pro forma net income would have been $76,703,000, $16,275,000 and $25,249,000 and pro forma dilutive earnings per share would have been $0.79, $0.17, and $0.27 for 2001, 2000, and 1999, respectively.

The fair value of each option grant was estimated on the date of grant using a Black Scholes option pricing model with the following assumptions for 2001, 2000, and 1999, respectively; risk free interest rates of 5.5%; expected lives of contracts of 3 to 10 years; and volatility of 52.6 percent, 52.9 percent, and 54.8 percent.

The Employee Stock Purchase Plan permits eligible employees to purchase common stock at a price equal to 85% of its fair market value at the lesser of the beginning or end of a six-month plan period. During the fiscal year ended December 31, 2001, the Company sold 229,397 shares under this plan.

During 1998, the Board of Directors authorized the repurchase, at management's discretion, of $20,000,000 of the Company's common stock. Under this program, the Company repurchased 1,424,700 shares at a cost of $15,330,000 during 1998.

**Stockholder Rights Plan**

During 2000, the Company adopted a stockholder rights plan ("Rights Plan"). As part of the Rights Plan, the Company's Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") for each share of the Company's Common Stock outstanding on December 4, 2000 and each new share issued subsequently.

The rights will become exercisable, with certain exceptions, upon the earlier to occur of (i) ten days following the announcement that a person or group has acquired or obtained the right to acquire beneficial ownership of 15% or more of the Company's Common Stock, or (ii) ten days following the announcement or commencement of a tender offer which would result in a person or group beneficially owning 15% or more of the Company's Common Stock.

Once exercisable, each Right will entitle its holder to purchase from the Company one one-hundredth of a share of a new series of the Company's Preferred Stock at a price of $75.00. If a person or group (other than L.E. Simmons and his affiliates) acquires beneficial ownership of 15% or more of the Company's outstanding Common Stock, each Right, once exercisable and excluding any Rights held by the acquiring person or group, will entitle its holder to purchase shares of Common Stock of the Company having a market value of two times the then current exercise price of the Right. In addition, if at any time after such an acquisition, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, each outstanding Right, once exercisable and excluding any Rights held by the acquiring person or group, will entitle its holder to purchase shares of Common Stock of the acquiring company having a market value of two times the then current exercise price of the Right.

Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's Common Stock and prior to an acquisition of the Company in a merger or other business combination transaction, a sale of 50% or more of the Company's consolidated assets or earning power or an acquisition of 50% or more of the Common Stock, the Board of Directors may exchange the Rights (other than rights held by the acquiring person or group), in whole or in part, at an exchange ratio of one share of Common Stock per Right.

Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Common Stock, the Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per Right. The Rights currently trade with the Company's Common Stock, have no voting or dividend rights and expire on December 4, 2010.

## 11. COMMITMENTS AND CONTINGENCIES

The Company is subject to legal proceedings for events which arise in the ordinary course of its business. In the opinion of management, the ultimate disposition of these matters will not have a material effect on the results of operations or financial position of the Company.

The Company leases certain facilities and equipment under operating leases that expire at various dates through 2049. These leases generally contain renewal options and require the lessee to pay maintenance, insurance, taxes and other operating expenses in addition to the minimum annual rentals. Rental expense related to operating leases approximated $31,210,000, $29,159,000, and $27,146,000 in 2001, 2000, and 1999, respectively.

Future minimum lease commitments under noncancelable operating leases with initial or remaining terms of one year or more at December 31, 2001 are payable as follows (in thousands):

| | |
|---|---|
| 2002 | $ 20,193 |
| 2003 | 15,276 |
| 2004 | 10,743 |
| 2005 | 7,700 |
| 2006 | 4,996 |
| Thereafter | 23,979 |
| Total future lease commitments | $ 82,887 |

## 12. BUSINESS SEGMENTS AND FOREIGN OPERATIONS

The Company is organized based on the products and services it offers. In connection with the Merger, the Company reorganized into four principal business segments: Drilling Equipment Sales, Tubular Services, Drilling Services, and Coiled Tubing & Wireline Products.

**Drilling Equipment Sales.** This segment manufactures and sells integrated systems and equipment for rotating and handling pipe on a drilling rig; a complete line of conventional drilling rig tools and equipment, including pipe handling tools, hoisting equipment and rotary equipment; pressure control and motion compensation equipment; and flow devices. Customers include major oil and gas companies and drilling contractors.

**Tubular Services.** This segment provides internal coating products and services, inspection and quality assurance services for tubular goods and fiberglass tubulars. Additionally, Tubular Services includes the sale and rental of proprietary equipment used to inspect tubular products at steel mills. Tubular Services also provides technical inspection services and quality assurance services for in-service pipelines used to transport oil and gas. Customers include major oil and gas companies, independent producers, national oil companies, drilling contractors, oilfield supply stores and steel mills.

**Drilling Services.** This segment consists of the sale and rental of technical equipment used in, and the provision of services related to, the separation of drill cuttings (solids) from fluids used in the oil and gas drilling processes, and the sale of computer based drilling information and control systems, as well as conventional drilling rig instrumentation. The Drilling Services business serves the oilfield drilling markets of North America, Latin America, Europe, Africa, the Middle East and the Far East. Customers include major oil and gas companies, independent producers, national oil companies and drilling contractors.

**Coiled Tubing & Wireline Products.** This segment consists of the sale of highly-engineered coiled tubing equipment, related pressure control equipment, pressure pumping, wireline and related tools to companies engaged in providing oil and gas well drilling, completion and remediation services. Customers include major oil and gas coiled tubing service companies, as well as major oil companies and large independents.

The accounting policies of the segments are the same as those described in Note 2 to the consolidated financial statements. The Company evaluates the performance of its operating segments at the operating profit level which consists of income before interest expense (income), other expense (income), nonrecurring items and income taxes. Intersegment sales and transfers are not significant.

Summarized information for the Company's reportable segments is contained in the following table. Other Unallocated includes corporate related expenses and certain goodwill and identified intangible amortization not allocated to product lines. Operating profit excludes litigation costs of $16,500,000, merger and transaction costs of $26,570,000 associated with the Merger, and $7,808,000 associated with the terminated Newpark merger and the related alliance agreement in 2001, 2000, and 1999, respectively.

| (in thousands) | Drilling Equipment Sales | Tubular Services | Drilling Services | Coiled Tubing & Wireline Products | Other Unallocated | Total |
|---|---|---|---|---|---|---|
| **2001** | | | | | | |
| Revenue | $ 395,550 | $ 352,624 | $ 314,272 | $ 205,363 | $ — | $ 1,267,809 |
| Operating profit | 39,162 | 67,740 | 70,502 | 44,902 | (47,680) | 174,626 |
| Total assets | 324,741 | 366,390 | 442,018 | 253,246 | 42,715 | 1,429,110 |
| Capital expenditures | 13,992 | 12,645 | 34,248 | 3,408 | 1,541 | 65,834 |
| Depreciation and amortization | 16,168 | 15,783 | 21,791 | 4,623 | 9,535 | 67,900 |
| **2000** | | | | | | |
| Revenue | $ 283,360 | $ 248,099 | $ 250,229 | $ 84,927 | $ — | $ 866,615 |
| Operating profit | 30,193 | 39,666 | 39,673 | 13,895 | (35,946) | 87,481 |
| Total assets | 223,369 | 336,243 | 391,310 | 106,675 | 19,385 | 1,076,982 |
| Capital expenditures | 9,750 | 11,178 | 22,413 | 999 | 1,123 | 45,463 |
| Depreciation and amortization | 14,966 | 13,221 | 20,345 | 1,722 | 6,264 | 56,518 |
| **1999** | | | | | | |
| Revenue | $ 504,245 | $ 194,929 | $ 202,518 | $ 74,156 | $ — | $ 975,848 |
| Operating profit | 77,662 | 21,076 | 8,547 | 7,084 | (39,213) | 75,156 |
| Total assets | 254,534 | 300,672 | 378,053 | 92,148 | 105,906 | 1,131,313 |
| Capital expenditures | 10,488 | 4,046 | 13,047 | 1,645 | 1,503 | 30,729 |
| Depreciation and amortization | 15,904 | 14,565 | 18,018 | 2,186 | 6,507 | 57,180 |

The following table represents revenues by country or geographic region based on the location of the use of the product or service:

| (in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| U.S. | $ 527,060 | $ 351,252 | $ 448,950 |
| Canada | 102,817 | 66,916 | 50,915 |
| Latin America | 167,253 | 140,589 | 104,416 |
| United Kingdom | 86,163 | 55,056 | 58,797 |
| Other Europe | 153,916 | 89,781 | 139,752 |
| Far East | 100,274 | 75,330 | 91,064 |
| Other | 130,326 | 87,691 | 81,954 |
| Total | $ 1,267,809 | $ 866,615 | $ 975,848 |

The following table represents the net book value of property and equipment based on the location of the assets:

| (in thousands) | 2001 | 2000 | 1999 |
|---|---|---|---|
| U.S. | $ 224,118 | $ 195,695 | $ 192,995 |
| Latin America | 48,468 | 47,368 | 43,205 |
| Canada | 43,006 | 25,886 | 25,799 |
| United Kingdom | 48,226 | 38,983 | 40,110 |
| Netherlands | 9,278 | 9,842 | 11,345 |
| Other Europe | 12,491 | 13,014 | 11,853 |
| Far East | 13,213 | 11,966 | 11,958 |
| Middle East | 1,616 | 919 | 1,999 |
| Total | $ 400,416 | $ 343,673 | $ 339,264 |

## ☐ 13. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

On May 1, 2001, the Company issued $200.0 million of 7 1/4% Senior Notes due 2011 ("2011 Notes"). The 2011 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain wholly-owned subsidiaries of the Company. Each of the guarantees is an unsecured obligation of the guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such guarantor subsidiaries under the Senior Credit Agreement and the Company's 2008 Notes and with all existing and future unsecured indebtedness of such guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee. A portion of the net proceeds from the issuance of the 2011 Notes was used by the Company to repay the revolving indebtedness outstanding under the Senior Credit Agreement. The remaining net proceeds are being used for general corporate purposes, including working capital, capital expenditures and acquisitions of businesses.

On February 25, 1998, the Company issued $100 million of 7 1/2% Senior Notes due 2008 ("2008 Notes"). The 2008 Notes are fully and unconditionally guaranteed, on a joint and several basis, by certain wholly-owned subsidiaries of the Company. Each of the guarantees is an unsecured obligation of the guarantor and ranks *pari passu* with the guarantees provided by and the obligations of such guarantor subsidiaries under the Senior Credit Agreement and the 2011 Notes, and with all existing and future unsecured indebtedness of such guarantor for borrowed money that is not, by its terms, expressly subordinated in right of payment to such guarantee.

The following condensed consolidating balance sheets as of December 31, 2001 and 2000 and the related condensed consolidating statements of income and cash flows for each of the three years in the period ended December 31, 2001 should be read in conjunction with the notes to these consolidated financial statements.

| | Year Ended December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Varco International, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
| (In thousands) | | | | | |
| **CONDENSED CONSOLIDATING BALANCE SHEET** | | | | | |
| **Current assets:** | | | | | |
| Cash and cash equivalents | $ 5,562 | $ 25,137 | $ 26,800 | $ — | $ 57,499 |
| Accounts receivable, net | 274,127 | 609,398 | 883,931 | (1,425,420) | 342,036 |
| Inventory, net | — | 167,157 | 62,521 | — | 229,678 |
| Other current assets | — | 27,516 | 6,476 | — | 33,992 |
| Total current assets | 279,689 | 829,208 | 979,728 | (1,425,420) | 663,205 |
| Investment in subsidiaries | 984,501 | 456,972 | — | (1,441,473) | — |
| Property and equipment, net | — | 267,819 | 132,597 | — | 400,416 |
| Identifiable intangibles, net | — | 29,586 | 1,136 | — | 30,722 |
| Goodwill, net | — | 192,822 | 132,313 | — | 325,135 |
| Other assets, net | 5,420 | 3,386 | 826 | — | 9,632 |
| Total assets | $ 1,269,610 | $ 1,779,793 | $ 1,246,600 | $(2,866,893) | $ 1,429,110 |
| **Current liabilities:** | | | | | |
| Accounts payable | $ 117,995 | $ 697,155 | $ 712,829 | $(1,425,420) | $ 102,559 |
| Accrued liabilities | 5,255 | 61,694 | 35,366 | — | 102,315 |
| Income taxes | — | 16,716 | 10,936 | — | 27,652 |
| Current portion of long-term debt | — | 3,058 | 4,019 | — | 7,077 |
| Total current liabilities | 123,250 | 778,623 | 763,150 | (1,425,420) | 239,603 |
| Long-term debt | 300,642 | 7,362 | 7,533 | — | 315,537 |
| Pension liabilities | 17,404 | — | 8,430 | — | 25,834 |
| Deferred taxes payable | — | 9,307 | 9,297 | — | 18,604 |
| Other liabilities | — | — | 1,218 | — | 1,218 |
| Total liabilities | 441,296 | 795,292 | 789,628 | (1,425,420) | 600,796 |
| Common stock | 974 | — | — | — | 974 |
| Paid in capital | 514,137 | 579,352 | 244,777 | (824,129) | 514,137 |
| Retained earnings | 347,548 | 405,149 | 231,210 | (636,359) | 347,548 |
| Cumulative translation adjustment | (19,015) | — | (19,015) | 19,015 | (19,015) |
| Treasury stock | (15,330) | — | — | — | (15,330) |
| Total common stockholders' equity | 828,314 | 984,501 | 456,972 | (1,441,473) | 828,314 |
| Total liabilities and equity | $ 1,269,610 | $ 1,779,793 | $ 1,246,600 | $(2,866,893) | $ 1,429,110 |

| | Year Ended December 31, 2000 | | | | |
|---|---|---|---|---|---|
| | Varco International, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
| (In thousands) | | | | | |
| **CONDENSED CONSOLIDATING BALANCE SHEET** | | | | | |
| **Current assets:** | | | | | |
| Cash and cash equivalents | $ — | $ (2,729) | $ 14,905 | $ — | $ 12,176 |
| Accounts receivable, net | 224,554 | 375,505 | 361,106 | (691,772) | 269,393 |
| Inventory, net | — | 118,552 | 33,798 | — | 152,350 |
| Other current assets | 1,174 | 13,823 | 6,790 | — | 21,787 |
| Total current assets | 225,728 | 505,151 | 416,599 | (691,772) | 455,706 |
| Investment in subsidiaries | 736,507 | 357,804 | — | (1,094,311) | — |
| Property and equipment, net | — | 229,557 | 114,116 | — | 343,673 |
| Identifiable intangibles, net | — | 26,062 | — | — | 26,062 |
| Goodwill, net | — | 124,489 | 114,152 | — | 238,641 |
| Other assets, net | — | 11,379 | 1,521 | — | 12,900 |
| Total assets | $ 962,235 | $ 1,254,442 | $ 646,388 | $ (1,786,083) | $ 1,076,982 |
| **Current liabilities:** | | | | | |
| Accounts payable | $ 101,330 | $ 415,795 | $ 240,829 | $ (691,772) | $ 66,182 |
| Accrued liabilities | 3,117 | 65,732 | 22,574 | — | 91,423 |
| Income taxes | — | (1,673) | 6,049 | — | 4,376 |
| Current portion of long-term debt | 26,832 | 3,014 | 501 | — | 30,347 |
| Total current liabilities | 131,279 | 482,868 | 269,953 | (691,772) | 192,328 |
| Long-term debt | 98,973 | 7,018 | 169 | — | 106,160 |
| Pension liabilities | — | 14,085 | 7,899 | — | 21,984 |
| Deferred taxes payable | — | 11,410 | 9,457 | — | 20,867 |
| Other liabilities | — | 2,554 | 1,106 | — | 3,660 |
| Total liabilities | 230,252 | 517,935 | 288,584 | (691,772) | 344,999 |
| Common stock | 962 | — | — | — | 962 |
| Paid in capital | 498,692 | 434,976 | 205,747 | (640,723) | 498,692 |
| Retained earnings | 264,580 | 301,531 | 168,978 | (470,509) | 264,580 |
| Cumulative translation adjustment | (16,921) | — | (16,921) | 16,921 | (16,921) |
| Treasury stock | (15,330) | — | — | — | (15,330) |
| Total common stockholders' equity | 731,983 | 736,507 | 357,804 | (1,094,311) | 731,983 |
| Total liabilities and equity | $ 962,235 | $ 1,254,442 | $ 646,388 | $ (1,786,083) | $ 1,076,982 |

| (In thousands) | Year Ended December 31, 2001 | | | | |
|---|---|---|---|---|---|
| | Varco International, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
| **CONDENSED CONSOLIDATING STATEMENT OF INCOME** | | | | | |
| Revenue | $ — | $ 943,231 | $ 485,548 | $ (160,970) | $ 1,267,809 |
| Operating costs | — | 874,302 | 396,351 | (160,970) | 1,109,683 |
| Operating profit | — | 68,929 | 89,197 | — | 158,126 |
| Other expenses | 926 | 1,947 | 1,382 | — | 4,255 |
| Interest expense | 19,724 | 949 | 1,103 | — | 21,776 |
| Income (loss) before income taxes | (20,650) | 66,033 | 86,712 | — | 132,095 |
| Provision for income taxes | — | 24,647 | 24,480 | — | 49,127 |
| Equity in net income of subsidiaries | 103,618 | 62,232 | — | (165,850) | — |
| Net income | $ 82,968 | $ 103,618 | $ 62,232 | $ (165,850) | $ 82,968 |

| (In thousands) | Year Ended December 31, 2000 | | | | |
|---|---|---|---|---|---|
| | Varco International, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
| **CONDENSED CONSOLIDATING STATEMENT OF INCOME** | | | | | |
| Revenue | $ — | $ 599,683 | $ 377,444 | $ (110,512) | $ 866,615 |
| Operating costs | — | 589,802 | 316,712 | (100,810) | 805,704 |
| Operating profit | — | 9,881 | 60,732 | (9,702) | 60,911 |
| Other expenses (income) | 5,785 | 4,017 | (318) | (9,702) | (218) |
| Interest expense | 13,333 | 1,437 | 512 | — | 15,282 |
| Income (loss) before income taxes | (19,118) | 4,427 | 60,538 | — | 45,847 |
| Provision for income taxes | — | 8,391 | 16,401 | — | 24,792 |
| Equity in net income of subsidiaries | 40,173 | 44,137 | — | (84,310) | — |
| Net income | $ 21,055 | $ 40,173 | $ 44,137 | $ (84,310) | $ 21,055 |

| (In thousands) | Year Ended December 31, 1999 | | | | |
|---|---|---|---|---|---|
| | Varco International, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
| **CONDENSED CONSOLIDATING STATEMENT OF INCOME** | | | | | |
| Revenue | $ — | $ 687,049 | $ 386,462 | $ (97,663) | $ 975,848 |
| Operating costs | — | 666,861 | 339,302 | (97,663) | 908,500 |
| Operating profit | — | 20,188 | 47,160 | — | 67,348 |
| Other expenses (income) | 568 | (1,150) | (1,058) | — | (1,640) |
| Interest expense | 16,691 | 1,605 | 630 | — | 18,926 |
| Income (loss) before income taxes | (17,259) | 19,733 | 47,588 | — | 50,062 |
| Provision for income taxes | — | 11,292 | 8,961 | — | 20,253 |
| Equity in net income of subsidiaries | 47,068 | 38,627 | — | (85,695) | — |
| Net income | $ 29,809 | $ 47,068 | $ 38,627 | $ (85,695) | $ 29,809 |

| (In thousands) | Year Ended December 31, 2001 Varco International, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
|---|---|---|---|---|---|
| **CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS** | | | | | |
| Net cash provided by (used for) operating activities: | $ (38,262) | $ 196,610 | $ 70,023 | $(144,376) | $ 83,995 |
| Net cash provided by (used for) investing activities: | | | | | |
| Capital expenditures | — | (38,566) | (27,268) | — | (65,834) |
| Business acquisitions, net of cash acquired | — | (109,290) | (36,663) | — | (145,953) |
| Investments in subsidiaries | (144,376) | — | — | 144,376 | — |
| Other | — | — | (1,121) | — | (1,121) |
| Net cash provided by (used for) investing activities | (144,376) | (147,856) | (65,052) | 144,376 | (212,908) |
| Net cash provided by (used for) financing activities: | | | | | |
| Net payments under financing agreements | 178,068 | (20,888) | 7,588 | — | 164,768 |
| Net proceeds from sale of common stock | 10,132 | — | — | — | 10,132 |
| Net cash provided by (used for) financing activities | 188,200 | (20,888) | 7,588 | — | 174,900 |
| Effect of exchange rate changes on cash | — | — | (664) | — | (664) |
| Net increase in cash and cash equivalents | 5,562 | 27,866 | 11,895 | — | 45,323 |
| Cash and cash equivalents: | | | | | |
| Beginning of period | — | (2,729) | 14,905 | — | 12,176 |
| End of period | $ 5,562 | $ 25,137 | $ 26,800 | $ — | $ 57,499 |

| (In thousands) | Year Ended December 31, 2000 | | | | |
|---|---|---|---|---|---|
| | Varco International, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
| **CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS** | | | | | |
| Net cash provided by (used for) operating activities: | $ 55,689 | $ (26,395) | $ 37,231 | $ 15,262 | $ 81,787 |
| Net cash provided by (used for) investing activities: | | | | | |
| Capital expenditures | — | (21,420) | (24,043) | — | (45,463) |
| Business acquisitions, net of cash acquired | — | (15,423) | (6,262) | — | (21,685) |
| Investments in subsidiaries | 15,262 | — | — | (15,262) | — |
| Other | — | — | 2,276 | — | 2,276 |
| Net cash provided by (used for) investing activities | 15,262 | (36,843) | (28,029) | (15,262) | (64,872) |
| Net cash used for financing activities: | | | | | |
| Net payments under financing agreements | (81,000) | (13,935) | (1,832) | — | (96,767) |
| Net proceeds from sale of common stock | 10,049 | — | — | — | 10,049 |
| Net cash used for financing activities | (70,951) | (13,935) | (1,832) | — | (86,718) |
| Effect of exchange rate changes on cash | — | — | (1,138) | — | (1,138) |
| Net increase (decrease) in cash and cash equivalents | — | (77,173) | 6,232 | — | (70,941) |
| Cash and cash equivalents: | | | | | |
| Beginning of period | — | 74,444 | 8,673 | — | 83,117 |
| End of period | $ — | $ (2,729) | $ 14,905 | $ — | $ 12,176 |

| | Year Ended December 31, 1999 | | | | |
|---|---|---|---|---|---|
| | Varco International, Inc. | Guarantor Subsidiaries | Non-Guarantor Subsidiaries | Eliminations | Consolidated |
| (In thousands) | | | | | |
| **CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS** | | | | | |
| Net cash provided by (used in) operating activities: | $ (5,229) | $ 95,125 | $ 10,145 | $ 19,023 | $ 119,064 |
| Net cash provided by (used for) investing activities: | | | | | |
| Capital expenditures | — | (19,704) | (11,025) | — | (30,729) |
| Business acquisitions, net of cash acquired | — | (11,373) | (1,747) | — | (13,120) |
| Investments in subsidiaries | 19,023 | — | — | (19,023) | — |
| Other | — | 211 | — | — | 211 |
| Net cash provided by (used for) investing activities | 19,023 | (30,866) | (12,772) | (19,023) | (43,638) |
| *Net cash used for financing activities:* | | | | | |
| Net payments under financing agreements | (19,419) | (14,429) | (1,668) | — | (35,516) |
| Net proceeds from sale of common stock | 5,625 | — | — | — | 5,625 |
| Net cash used for financing activities | (13,794) | (14,429) | (1,668) | — | (29,891) |
| Effect of exchange rate changes on cash | — | — | (291) | — | (291) |
| Net increase (decrease) in cash and cash equivalents | — | 49,830 | (4,586) | — | 45,244 |
| Cash and cash equivalents: | | | | | |
| Beginning of period | — | 24,614 | 13,259 | — | 37,873 |
| End of period | $ — | $ 74,444 | $ 8,673 | $ — | $ 83,117 |

## 14. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for 2001, 2000, and 1999 is as follows:

| (In thousands, except for share data) | Revenue | Operating Profit (Loss) | Net Income (Loss) | Basic Earnings (Loss) Per Common Share | Dilutive Earnings (Loss) Per Common Share |
|---|---|---|---|---|---|
| **2001** | | | | | |
| First Quarter | $ 274,213 | $ 36,644 | $ 19,127 | $ 0.20 | $ 0.20 |
| Second Quarter | 303,875 | 25,940 | 11,747 | 0.12 | 0.12 |
| Third Quarter | 327,472 | 46,334 | 24,898 | 0.26 | 0.26 |
| Fourth Quarter | 362,249 | 49,208 | 27,196 | 0.28 | 0.28 |
| Total Year | $ 1,267,809 | $ 158,126 | $ 82,968 | $ 0.87 | $ 0.86 |
| **2000** | | | | | |
| First Quarter | $ 203,775 | $ 18,602 | $ 8,768 | $ 0.10 | $ 0.09 |
| Second Quarter | 205,821 | (7,233) | (12,593) | (0.14) | (0.14) |
| Third Quarter | 211,393 | 21,141 | 10,815 | 0.12 | 0.11 |
| Fourth Quarter | 245,626 | 28,401 | 14,065 | 0.15 | 0.15 |
| Total Year | $ 866,615 | $ 60,911 | $ 21,055 | $ 0.23 | $ 0.22 |
| **1999** | | | | | |
| First Quarter | $ 247,095 | $ 22,197 | $ 12,039 | $ 0.13 | $ 0.13 |
| Second Quarter | 248,084 | 19,609 | 9,689 | 0.11 | 0.10 |
| Third Quarter | 235,710 | 19,071 | 8,823 | 0.10 | 0.09 |
| Fourth Quarter | 244,959 | 6,471 | (742) | (0.01) | (0.01) |
| Total Year | $ 975,848 | $ 67,348 | $ 29,809 | $ 0.33 | $ 0.32 |

During the second quarter of 2001, the Company engaged in a court ordered mediation and as a result recorded a $16,500,000 charge concerning a patent litigation matter, which has subsequently been settled. In connection with the Merger in 2000, the Company incurred $26,570,000 of transaction costs during the following quarters of 2000: $23,596,000 (second quarter), $1,164,000 (third quarter), and $1,810,000 (fourth quarter). During the fourth quarter of 1999, the Company and Newpark Resources Inc. ("Newpark") announced that they had jointly elected to form operational alliances in key market areas rather than proceed with the proposed merger which was agreed to in June 1999. Transaction costs and write-offs of $7,808,000 were incurred in the fourth quarter of 1999 related to costs associated with the proposed Newpark merger and the write-off of the Company's investment in its disposal business which the Company exited as part of its alliance agreement with Newpark.

# CORPORATE INFORMATION

## PRICE RANGE OF COMMON STOCK

Holders of Varco's common stock are certified to such dividends as may be declared from time to time by Varco's Board of Directors out of funds legally available therefore. Varco has not declared or paid any dividends on its common stock since its inception and does not currently plan to declare or pay any dividends.

| | 2001 | | 2000 | |
|---|---|---|---|---|
| | High | Low | High | Low |
| 1st Quarter | 24.70 | 17.88 | 19.56 | 12.50 |
| 2nd Quarter | 24.70 | 18.40 | 24.88 | 14.20 |
| 3rd Quarter | 18.75 | 10.92 | 22.95 | 17.00 |
| 4th Quarter | 16.20 | 11.65 | 21.75 | 15.33 |

The closing price of Varco's common stock on February 22, 2002 was $15.40 and the approximate number of stockholders of record was 1,332.

## DIVIDEND POLICY

Holders of Varco's common stock are entitled to such dividends as may be declared from time to time by Varco's Board of Directors out of funds legally available therefore. Varco has not declared or paid any dividends on its common stock since its inception and does not currently plan to declare or pay any dividends.

## FORM 10-K REPORT

Stockholders and others desiring a copy of the 2001 Form 10-K annual report filed with the Securities and Exchange Commission can receive it free of charge by addressing a request to:

Corporate Secretary
Varco International, Inc.
2000 West Sam Houston Parkway South
Suite 1700
Houston, Texas 77042
281.953.2200

or alternately the 10-K can be viewed and printed on the Varco web site: www.varco.com

## INDEPENDENT AUDITORS

Ernst & Young LLP
One Houston Center
1221 McKinney, Suite 2400
Houston, Texas 77010
713.750.1500

## TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
600 N. Pearl Street, Suite 1010
Plaza of the Americas
Dallas, Texas 75201-2884
214.922.4400

For up-to-date information on Varco International, Inc., shareholders may access the Varco homepage at www.varco.com



DESIGN: ARTISAN FIELD INC., HOUSTON

Varco®

VARCO INTERNATIONAL, INC.
2000 W. Sam Houston Parkway South
Suite 1700
Houston, Texas 77042
Phone: 281.953.2200

www.varco.com




